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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
                                (Rule 14D-101)

         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               ----------------

                             BENJAMIN MOORE & CO.
                           (Name of Subject Company)

                             BENJAMIN MOORE & CO.
                     (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $3.33 1/3 Per Share
                        (Title of Class of Securities)

                                   615649100
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Donald E. Devine II
               Vice President--Finance--Chief Financial Officer
                             Benjamin Moore & Co.
                            51 Chestnut Ridge Road
                          Montvale, New Jersey 07645
                           Telephone: (201) 573-9600
(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                                With a Copy to:

                             John J. Madden, Esq.
                              Shearman & Sterling
                             599 Lexington Avenue
                            New York, NY 10022-6069
                                (212) 848-4000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 Item 1.  Subject Company Information....................................    1
 Item 2.  Identity and Background of Filing Person.......................    1
 Item 3.  Past Contacts, Transactions, Negotiations and Agreements.......    1
 Item 4.  The Solicitation or Recommendation.............................   18
 Item 5.  Person/Assets, Retained, Employed, Compensated or Used.........   22
 Item 6.  Interest in Securities of the Subject Company..................   22
 Item 7.  Purposes of the Transaction and Plans or Proposals.............   22
 Item 8.  Additional Information.........................................   23
 Item 9.  Exhibits.......................................................   25

Item 1. Subject Company Information.

  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Benjamin Moore & Co., a New Jersey corporation (the "Company"). The address of the principal executive offices of the Company is 51 Chestnut Ridge Road, Montvale, New Jersey 07645. The telephone number of the principal executive offices of the Company is (201) 573-9600.

  The title of the class of equity securities to which this statement relates is the common stock, par value $3.33 1/3 per share, of the Company (the "Shares"). As of November 8, 2000, there were 26,469,381 Shares issued and outstanding and 13,023,555 Shares held in the treasury of the Company.

Item 2. Identity and Background of Filing Person.

  The name, address and telephone number of the Company, which is the person filing the Schedule 14D-9, are set forth in Item 1 above.

  This Schedule 14D-9 relates to the tender offer by B Acquisition, Inc., a New Jersey corporation ("Purchaser") and a wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated November 17, 2000, to purchase all outstanding Shares at a purchase price of $37.82 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments and supplements thereto collectively constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 8, 2000 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the New Jersey Business Corporation Act, as amended (the "NJBCA"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference.

  Concurrently with the execution and delivery of the Merger Agreement and as a condition to Parent's and Purchaser's willingness to enter into the Merger Agreement, Parent and Purchaser have entered into a Shareholders Agreement, dated as of November 8, 2000 (the "Shareholders Agreement"), with all of the Company's directors and with many of the trusts for which they serve as trustee (the "Shareholders"), pursuant to which the Shareholders have, among other things, (1) agreed to tender all Shares owned by the Shareholders pursuant to the Offer, (2) granted to Parent and Purchaser an option, exercisable under certain limited circumstances, to purchase all of the Shares owned by the Shareholders at the price per Share paid in the Offer, and (3) agreed to vote all Shares beneficially owned by the Shareholders in favor of the Merger and the Merger Agreement and against any Acquisition Proposal or Superior Proposal (as defined in The Merger Agreement--No Solicitation of Transactions), in each case subject to and on the conditions set forth therein.

  As set forth in the Schedule TO, the address of the principal executive offices of Parent is 1440 Kiewit Plaza, Omaha, Nebraska 68131. The telephone number of the principal executive offices of Parent is (402) 346-1400. As set forth in the Schedule TO, the address of the principal executive offices of Purchaser is 1440 Kiewit Plaza, Omaha, Nebraska 68131. The telephone number of the principal executive offices of Purchaser is (402) 346-1400.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Certain contracts, agreements, arrangements or understandings between the Company or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex I hereto and incorporated herein by reference. Except as described or referred to herein and in the Information Statement, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and
(1) the Company's executive officers, directors or affiliates, or (2) Parent or Purchaser, or their respective executive officers, directors or affiliates.

  In considering the recommendation of the Company's Board of Directors (the "Board") set forth in Item 4 below, the Company's shareholders should be aware that certain members of the Company's management and certain members of the Board have interests in the Offer and the Merger, which are described herein and in the Information Statement and which may present them with certain conflicts of interest. The Board was aware of these potential conflicts of interest and considered them along with the other factors described in Item 4 below.

The Merger Agreement

  The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference, and a copy of which is filed herewith as Exhibit 2. The Merger Agreement may be examined and copies may be obtained at the place set forth in Item 1 above. Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than seven business days after the initial public announcement of the execution of the Merger Agreement. The obligation of Purchaser to accept for payment, and to pay for, Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition (as defined below under the heading "Conditions to the Offer") and certain other conditions that are described below under the heading "Conditions to the Offer". Subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to waive any condition to the Offer, to increase the price per Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, Purchaser may not (1) waive the Minimum Condition (except under circumstances whereby the "Option" (as defined below under the heading "The Shareholders Agreement--the Option") is or, upon the expiration of the Offer, will be, exercisable in accordance with its terms, provided that such Option is exercised by Parent or Purchaser as soon as practicable after it becomes so exercisable and, upon any such exercise, the Minimum Condition will be satisfied), (2) decrease the price per Share payable in the Offer, (3) reduce the maximum number of Shares to be purchased in the Offer, (4) impose conditions to the Offer in addition to those set forth below under the heading "Conditions to the Offer", (5) except as described below, extend the Offer,
(6) change the form of consideration payable in the Offer, or (7) make any other change in the terms or conditions of the Offer that is otherwise adverse to the Company or the holders of Shares.

  The Merger Agreement also provides that Purchaser may, without the consent of the Company, (1) extend the Offer for up to 30 business days beyond the scheduled expiration date, which will be 20 business days following the commencement of the Offer, if, at the scheduled expiration date of the Offer, any of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares, will not be satisfied or, to the extent permitted by the Merger Agreement, waived, (2) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "SEC"), or the staff thereof, that is applicable to the Offer, or (3) extend the Offer for an aggregate period of not more than five business days beyond the latest applicable date that would otherwise be permitted under clause (1) or (2) of this paragraph, if, as of such date, all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 75% or more, but less than 90%, of the outstanding Shares on a fully diluted basis so long as the Purchaser irrevocably waives the satisfaction of any of the conditions to the Offer that are described below under the heading "Conditions to the Offer" (other than the Minimum Condition and the condition set forth in clause 3(a) under

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the heading "Conditions to the Offer") that subsequently may not be satisfied during any such extension of the Offer. The Purchaser must extend the Offer if
(x) the sole condition remaining unsatisfied is the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or (y) the conditions set forth in clause 3(c) or 3(d) under the heading "Conditions to the Offer" are not satisfied, so long as the breach can be cured and the Company is vigorously attempting to cure such breach.

  Subject to the terms and conditions of the Offer, Purchaser shall, and Parent shall cause Purchaser to, pay, as promptly as practicable after the expiration of the Offer, for all Shares validly tendered and not withdrawn.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with NJBCA, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company) will be cancelled and converted automatically into the right to receive the Offer Price in cash (the "Merger Consideration"). Pursuant to the Merger Agreement, each share of common stock, no par value per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one share of common stock, no par value per share, of the Surviving Corporation.

  The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Restated Certificate of Incorporation of the Company, as amended (the "Certificate of Incorporation"), will be the Certificate of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

  Shareholders' Meeting. Pursuant to the Merger Agreement, the Company, acting through the Board, shall, if required by applicable law to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the date on which Purchaser completes the purchase of Shares pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement (the "Shareholders' Meeting"). If Purchaser acquires at least two-thirds of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

  Proxy Statement. The Merger Agreement provides that the Company shall, if required by applicable law to consummate the Merger, prepare and file with the SEC a preliminary proxy or information statement (the "Proxy Statement") relating to the Merger Agreement and the Merger and shall use all reasonable efforts to cause a definitive Proxy Statement to be mailed to its shareholders at the earliest practicable time following the consummation of the Offer. The Company, subject to its fiduciary duties under applicable law, has agreed to include in the Proxy Statement the recommendation of the Board that shareholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the Merger. Parent and Purchaser and any of their respective subsidiaries have agreed to cause to be voted all Shares owned by them in favor of the Merger Agreement and the Merger. The Merger Agreement provides that, in the event Purchaser shall acquire at least 90% of the outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to be effective, as soon as practicable after such acquisition, without the Shareholders' Meeting.

  Conduct of Business by the Company Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, except as otherwise contemplated therein or as required by applicable law, between the date of the Merger Agreement and the Effective Time, unless Parent otherwise agrees in writing, the Company will and will cause its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") to conduct its business in the usual, regular and ordinary course consistent with past practice; and the Company will use, and will cause its Subsidiaries to use, all reasonable efforts to preserve substantially intact the business organization of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with whom the Company or any Subsidiary has significant business relations. The Merger Agreement provides that without limiting the generality of these previous covenants, and except as expressly contemplated therein or as required by applicable law, neither the Company nor any Subsidiary will, between the date of the Merger Agreement and the Effective Time, directly or indirectly do, or propose to do, any of the following, without the prior written consent of Parent, which consent will not be unreasonably withheld or delayed: (1) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents; (2) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (a) any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to Company stock options outstanding on the date of the Merger Agreement) or (b) any assets of the Company or any Subsidiary for consideration in excess of $10 million in the aggregate, except in the ordinary course of business and in a manner consistent with past practices;
(3) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends from any Subsidiary to the Company), except for (a) the year 2000 fourth quarter extra cash dividend on the Shares in an amount not to exceed 12 cents per Share and (b) regular cash dividends on the Shares declared and paid quarterly in amounts not to exceed 21 cents per Share and at times consistent with past practices; (4) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (5) (a) acquire any corporation, partnership, other business organization or any division thereof or any material amount of assets, other than acquisitions of materials, equipment, supplies or services in the ordinary course consistent with past practice, (b) except for borrowings under existing credit facilities, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances (other than loans between the Company and its Subsidiaries) or capital contributions or investments in any person other than the Company or its Subsidiaries for an amount in excess of $10 million in the aggregate, (c) authorize capital expenditures which are, in the aggregate, in excess of $10 million for the Company and the Subsidiaries taken as a whole, provided such expenditures are in the ordinary course of business or in connection with the restructuring of manufacturing and distribution facilities of the Company disclosed in the SEC reports filed by the Company prior to the date of the Merger Agreement or (d) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this clause (5); (6) increase the compensation payable or to become payable to its directors, officers or employees, except for increases (a) in accordance with past practices in salaries or wages of employees of the Company or any Subsidiary who are not directors or officers of the Company or (b) pursuant to employment, severance or other agreements with directors, officers or employees in effect as of the date of the Merger Agreement, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or, other than in accordance with past practices, other employee of the Company or of any Subsidiary or establish, adopt, enter into or amend (other than any amendments which are required by law) any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, change of control, health, welfare or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (7) other than as required by GAAP to be implemented following the date of the Merger Agreement, make any material change to its accounting policies or procedures; (8) take any action that would, or is reasonably likely to, result in (a) any of the representations and warranties of the Company in the Merger Agreement becoming untrue or (b) any of the conditions to the Merger described under the heading "Conditions to the Merger" not being satisfied; (9) except in the usual, regular, and ordinary course of business and consistent with past practice, make any tax election or settle or compromise any federal, state, local or foreign income tax liability; (10) except as set forth below under the heading "No Solicitation of Transactions", waive or fail to enforce any provision of any confidentiality or standstill agreement to which the Company is a party; or (11) make any commitment to take any of actions prohibited in this paragraph.

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  Company Board Representation. The Merger Agreement provides that, promptly after (1) the purchase of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer as a result of which Purchaser and its affiliates own at least two-thirds of the Shares outstanding on a fully diluted basis on the date of purchase, and (2) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever occurs later, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. Notwithstanding the foregoing, in the event that Purchaser's designees are to be appointed or elected to the Board, until the Effective Time, the Board shall have at least two directors who are directors on the date of the Merger Agreement.

  The Merger Agreement provides that following the election or appointment of Purchaser's designees in accordance with the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were not designated by Purchaser.

  Access to Information; Confidentiality. Pursuant to the Merger Agreement, until the Effective Time, the Company agreed to, and agreed to cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Parent and Purchaser reasonable access at all reasonable times and upon reasonable notice to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and to furnish Parent and Purchaser such financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request, except if such disclosure would violate the terms of any applicable laws or governmental regulations or if such information is about a third party and such disclosure would violate any confidentiality agreement or provision in effect on the date of the Merger Agreement to which the Company or any Subsidiary is a party. Parent and Purchaser have agreed that such information shall be subject to the terms of the Confidentiality Agreement outlined below.

  No Solicitation of Transactions. Upon the execution of the Merger Agreement, the Company has agreed to immediately cease any discussions or negotiations with any third parties that may be ongoing with respect to an Acquisition Proposal (as defined below). The Company has agreed that it will not, and it will not permit any of its Subsidiaries, and it will not authorize or permit any of its officers, directors, employees, or any affiliate, investment banker, financial advisor, attorney, accountant or other advisor or representative retained by it or any of its Subsidiaries, to directly or indirectly, solicit, initiate or knowingly encourage any inquiries relating to, or the submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or participate in discussions or negotiations regarding any Acquisition Proposal, or, in connection with any Acquisition Proposal, furnish to any person any information or data with respect to or access to the properties of the Company or any of its Subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. "Acquisition Proposal" means (1) any proposal or offer from any person relating to any direct or indirect acquisition or purchase of
(a) 15% or more of the assets of the Company or (b) over 15% of any class of equity securities of the Company; (2) any tender offer or exchange offer as defined pursuant to the Exchange Act that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company; or (3) any merger, consolidation, business combination, share exchange, sale of all or a substantial part of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by the Merger Agreement.

  If, however, after the execution of the Merger Agreement and prior to the purchase of Shares pursuant to the Offer, the Board receives an unsolicited Acquisition Proposal that constitutes, or in the good faith judgment of the Board would reasonably be expected to lead to, a Superior Proposal (as defined below) and the Company is not in material breach of any of its obligations under this "No Solicitations of Transactions" covenant, the Company may furnish information with respect to the Company and its Subsidiaries pursuant to a customary confidentiality agreement and participate in discussions or negotiations regarding such Acquisition Proposal subject to certain notice requirements to Parent. Prior to taking any such action, however, the Board must determine in good faith, after consultation with its financial advisor and outside counsel, that the failure to take such actions would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law. A material violation of the restrictions set forth in the second sentence of the preceding paragraph by any officer of the Company or any Subsidiary or any affiliate, director or investment banker, attorney or other advisor or representative of the Company or any Subsidiary is deemed a breach by the Company except where such violation is not related to a Superior Proposal which the Company engages in discussions or enters into any agreement with respect thereto. "Superior Proposal" means (1) a bona fide written proposal or offer from any person for a direct or indirect acquisition or purchase of (a) 50% or more of the assets of the Company or (b) over 50% of any class of equity securities of the Company; (2) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 50% or more of any class of equity securities of the Company; or (3) any merger, consolidation, business combination, share exchange, sale of all or a substantial part of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by the Merger Agreement, (a) which, if consummated, would result in a transaction that is more favorable to the Company's shareholders than the Offer and the Merger (taking into account all relevant factors, including the likelihood of such offer resulting in a consummated transaction) and (b) for which there is no financing contingency and the third party has demonstrated that financing is reasonably likely to be obtained, in each case as determined by the Board in its good faith judgment (after consultation with its financial advisor and outside counsel).

  The Company has also agreed that neither the Board nor any committee of the Board shall (1) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval, determination of advisability or recommendation by the Board or any such committee of the Offer, the Merger or the Merger Agreement unless the Board has determined in good faith, after consultation with its financial advisor and outside counsel, that the Offer, the Merger or the Merger Agreement is no longer in the best interests of the Company's shareholders and that such withdrawal or modification is, therefore, required in order to satisfy its fiduciary duties to the Company's shareholders under applicable law and the Company is not in material breach of any of its obligations under this "No Solicitation of Transactions" covenant, (2) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (3) cause the Company to enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event that the Board determines (after consultation with its outside counsel), prior to the purchase of Shares pursuant to the Offer, that the failure to take such action would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law and the Company is not in material breach of any of its obligations under this "No Solicitation of Transactions" covenant, the Board may, in response to a Superior Proposal that was unsolicited and made after the date of the Merger Agreement, take any of the actions described in clause
(2) or (3) of this paragraph if the Board provides the Parent with three business days' prior written notice of its intention to take such actions, including the identity of the person making such Acquisition Proposal and attaching the most current version of such Acquisition Proposal or any draft of an acquisition agreement, if applicable.

  The Merger Agreement provides that the Company shall promptly advise Parent orally and in writing of, and periodically update Parent with respect to, any Acquisition Proposal or any request for confidential information, the material terms and conditions of such request or the Acquisition Proposal and the identity of the soliciting party.

  Employee Stock Options and Other Employee Benefits. The Merger Agreement also provides that the Company will take all necessary action to ensure that each outstanding Company Stock Option, whether or not exercisable and whether or not vested, under any of the Company's 1998 Stock Incentive Plan, 1993 Stock

Option Plan or any stock option agreement or employment agreement (the "Company Stock Option Plans") will be cancelled by the Company immediately prior to the Effective Time and, in exchange therefor, each holder of such Company Stock Option shall be entitled to receive an amount in cash in respect thereof equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price thereof and (ii) the number of shares subject thereto (such payment to be net of applicable withholding taxes).

  The Company also agreed to take all actions necessary to pass-through tender rights with respect to the Shares held on behalf of the participants in the Employee Stock Purchase Plan ("ESPP") and to tender those shares for which instructions are received in accordance with those instructions. The Company will receive the proceeds on behalf of the ESPP participants and will remit those proceeds to the participants after withholding the balance of all outstanding amounts due under any promissory notes thereunder from the proceeds received in respect of such Shares.

  From and after the Effective Time, Parent agreed to honor, and cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company and its Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any of its Subsidiaries. Parent also agreed that, for a period of two years immediately following the Effective Time, it will, or will cause the Surviving Corporation and its Subsidiaries to, provide employee benefit and compensation plans, programs, contracts and arrangements for the benefit of current or former employees of the Company and its Subsidiaries which, in the aggregate, will provide benefits and compensation that provide substantially comparable benefit levels and aggregate compensation value to those provided to such employees as a group under the employee benefit and compensation plans, programs, contracts and arrangements of the Company and its Subsidiaries as in effect immediately prior to the Effective Time; provided, however, that Parent will not have any obligation to continue the stock option, stock purchase or other plans involving the potential issuance of securities of the Surviving Corporation or Parent but shall provide alternative benefits with substantially comparable value. In addition, employees of the Company and its Subsidiaries shall receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its Subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any of its Subsidiaries; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

  Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that from and after the Effective Time, Parent will cause the Surviving Corporation as its sole shareholder to exculpate and indemnify, defend, protect and hold harmless any person who is, has previously been or who becomes prior to the Effective Time, an officer, director, employee or agent (collectively, the "Indemnified Parties") of the Company against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each, a "Claim") to the extent based on, or arising out of, (1) the fact that such person is or was a director, officer, employee or agent of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (2) the Merger Agreement, or any of the transactions contemplated under the Merger Agreement, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under applicable law or the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect at the date of the Merger Agreement; provided, however, that the Surviving Corporation will not be required to indemnify an Indemnified Party with respect to any amounts paid in settlement of any Claims without the written consent of Surviving Corporation, which consent will not be unreasonably withheld or delayed. In the event any Indemnified Party becomes involved in any capacity in any Claim of the type described above, then from and after the Effective Time, Parent will cause the Surviving Corporation to periodically advance to such Indemnified Party its legal and other expenses, subject to the Indemnified Party's undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that the Indemnified Party is not entitled thereto.

  Under the Merger Agreement, all rights to indemnification and all limitations of liability existing in favor of the Indemnified Party as provided under applicable law or the Company's Certificate of Incorporation, by-laws or indemnification agreements in effect at the date of the Merger Agreement will survive the Merger and will continue in full force and effect for a period of six years from the Effective Time, provided that if any Claim or Claims are asserted or made within this six-year period, all indemnification rights with respect thereto will continue until disposition of any and all such Claims; provided, however, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with applicable law or the Company's organizational documents will be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to Parent.

  The Merger Agreement also provides that for a period of six years after the Effective Time, Parent will cause the Surviving Corporation as its sole shareholder to maintain in effect the current (or substantially similar) policies of directors' and officers' liability insurance maintained by the Company with respect to claims arising from or related to facts or events that occurred at or before the Effective Time, subject to a 200% maximum premium.

  Further Action; Consents; Filings. The Merger Agreement provides that each of the parties thereto will use its reasonable best efforts and cooperate fully with one another (1) to take or do, or cause to be taken or done, all appropriate action, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as possible, (2) to make all necessary filings, and thereafter make any other required submissions, with respect to the Merger Agreement and the related transactions required under applicable law and (3) to obtain all required authorizations, consents, orders and approvals of all governmental authorities necessary in connection with the execution and delivery and performance of the Merger Agreement. Each of the Company and Parent has agreed to use its reasonable best efforts to contest and resist any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any governmental order that is in effect and that restricts, prevents or prohibits the consummation of any of the transactions contemplated by the Merger Agreement.

  Minority Shares of Benjamin Moore & Co. Limited. Under the Merger Agreement, as soon as practicable after, but in no event later than ten business days after the Effective Time, Parent or its affiliate(s) (including the Surviving Corporation) will offer to acquire, through a merger, tender offer or other transaction ("Minority Purchase Transaction"), all outstanding shares of Benjamin Moore & Co., Limited, a Canadian corporation (the "Canadian Sub"), not owned by the Surviving Corporation ("Minority Shares") for cash in an amount per share equal to CDN$93.55 ("Canadian Per Share Price"). In addition, simultaneously with the consummation of the Minority Purchase Transaction, Parent agreed to cause Surviving Corporation to take all necessary action to ensure that each outstanding stock option (a "Canadian Sub Stock Option"), whether or not exercisable and whether or not vested, under the Canadian Sub's Stock Option Plan, any stock option agreement or employment agreement, will be canceled by the Surviving Corporation simultaneously with the consummation of the Minority Purchase Transaction, such that each holder of a canceled Canadian Sub Stock Option will be entitled to receive at the time of such consummation or as soon as practicable thereafter from the Canadian Sub in consideration for the cancellation of such Canadian Sub Stock Option a cash amount equal to the product of (1) the number of shares of Canadian Sub previously subject to such Canadian Sub Stock Option and (2) the excess, if any, of the Canadian Per Share Price over the exercise price per share of the Canadian Sub previously subject to such Canadian Sub Stock Option.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to absence of conflict, absence of certain changes or events concerning the Company's business, compliance with law, corporate authority, litigation, employee benefit plans, labor matters, real property and leases, intellectual property, environmental matters and taxes.

  Conditions to the Offer. The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that when added to the Shares already owned by Parent, Purchaser or any subsidiary of Parent, if any, shall constitute two-thirds of the then outstanding Shares on a fully diluted basis (on a "fully diluted basis" meaning the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to options or obligations outstanding at that date and which do not terminate upon consummation of the Offer under any employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable) (the "Minimum Condition").

  Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, if (1) immediately prior to the expiration of the Offer, the Minimum Condition shall not have been satisfied, (2) any applicable waiting period under the HSR Act or the Canadian Competition Act shall not have expired or been terminated prior to the expiration of the Offer, or (3) at any time on or after the date of this Agreement and prior to the expiration of the Offer, any of the following conditions shall exist:

    (a) (i) there shall have been any statute, rule, regulation, judgment, order or injunction entered, passed, promulgated, enforced, enacted or issued, or applicable to the Offer by any Governmental Authority of competent jurisdiction that (A) makes illegal, prohibits or materially limits the ownership or operation by Parent, Purchaser or the Company of all or a material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, as a result of the transactions contemplated thereby; or (B) imposes limitations on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer on all matters properly presented to the Company's shareholders, including, without limitation, the approval of the Merger Agreement and the transactions contemplated thereby; or (C) prohibits or makes illegal the acceptance for payment, payment for, or purchase of Shares by Parent or Purchaser or the consummation of the Offer or the Merger; or (D) otherwise renders Parent or Purchaser unable to accept for payment, pay for, or to purchase some or all of the Shares; or
  (ii) there shall have been any action or proceeding instituted by any Governmental Authority and such action or proceeding is pending before a Governmental Authority of competent jurisdiction that (A) seeks to make illegal, prohibit or materially limit the ownership or operation by Parent or Purchaser of all or a material portion of the business or assets of the Company and the Subsidiaries, taken as a whole; or (B) seeks to impose limitations on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer on all matters properly presented to the Company's shareholders, including, without limitation, the approval of the Merger Agreement and the transactions contemplated thereby; or (C) seeks to prohibit or make illegal the acceptance for payment, payment for, or purchase of Shares by Parent or Purchaser or the consummation of the Offer or the Merger; or (D) is reasonably likely to result in a material delay in or seeks to restrict the ability of Parent or Purchaser, or render Parent or Purchaser unable to accept for payment, pay for, or to purchase some or all of the Shares;

    (b) a Material Adverse Effect shall have occurred and be continuing;

    (c) any representation or warranty of the Company in the Merger Agreement that is qualified by a reference to Material Adverse Effect shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in all material respects, in each case as if such representation or warranty was made as of such time on or after the date of this Agreement (except for representations and warranties made as of a specific date which shall be true and correct as of such date);

    (d) the Company shall have failed in any material respect to perform, or to comply with, any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement (including, without limitation, its agreements or covenants under the "No Solicitation of Transactions" covenant);

    (e) the Merger Agreement shall have been terminated in accordance with its terms; or

    (f) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

  The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted or waived by either of them, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser.

  Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (1) the Merger Agreement and the transactions contemplated thereby will have been approved by the affirmative vote of the shareholders of the Company to the extent required by New Jersey Law and the Certificate of Incorporation; (2) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and the Canadian Competition Act will have expired or been terminated; (3) no governmental authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law or injunction (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting, precluding, restraining or enjoining consummation of the transactions contemplated by the Merger Agreement; and (4) Purchaser or its permitted assignee will have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, provided that this condition will not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

  In addition, under the Merger Agreement, the obligations of Parent and Purchaser to effect the Merger are also subject to the satisfaction of the further condition (which may be waived in whole or in part by Parent) that the Company will have performed in all material respects all material obligations required to be performed by it under the Merger Agreement on or before the earlier of (1) such time as Parent's or Purchaser's designees shall constitute at least a majority of the Board pursuant to the Merger Agreement and (2) the closing held pursuant to the Merger Agreement; provided, however, that Parent or Purchaser will waive this condition if Parent or Purchaser does not designate their nominees as directors on the Board promptly after the purchase of and payment for any Shares by Purchaser pursuant to the Merger Agreement.

  Termination. The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company: (1) by mutual written consent of each of Parent, Purchaser and the Company; (2) by either Parent or the Company if (a) the Offer has not been consummated on or prior to March 7, 2001 (the "Outside Date"), provided that (i) the right to terminate the Merger Agreement will not be available to any party whose failure to perform or fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to complete the Offer on or prior to such date, (ii) the passage of such period will be tolled for any part thereof during which any party is subject to a nonfinal injunction, order, decree, ruling or other action restraining, enjoining or otherwise prohibiting the consummation of the Offer and (iii) the Outside Date will be extended day-by-day for each day tolled and in no event will the Outside Date be extended past May 7, 2001; (b) any governmental authority or court of competent jurisdiction has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling which is then in effect and has the effect of making consummation of the Merger illegal or otherwise prohibiting consummation of the Merger, and such injunction, order, decree or ruling has become final and non-appealable, provided that the party seeking to terminate the Merger Agreement has used its reasonable best efforts to remove or lift such injunction, order, decree or ruling; (c) the Offer has expired, terminated or been withdrawn pursuant to its terms without any Shares being purchased therein, provided that the right to terminate the Merger Agreement pursuant to this clause will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or Purchaser to purchase Shares in the Offer; (3) by Parent if (a) due to an occurrence or circumstance that, if occurring after the commencement of the Offer, would result in a failure to satisfy any condition set forth in "Conditions to the Offer", Parent and Purchaser have failed to commence the Offer on or prior to the seventh business day after the public announcement of the execution of the Merger Agreement, provided that Parent may not terminate the Merger Agreement pursuant to this clause if Parent or Purchaser is in material breach of the Merger Agreement; (b) the Company, the Board or any committee thereof, prior to the purchase of the Shares pursuant to the Offer, has (i)
(A) withdrawn, modified or changed, or proposed publicly to withdraw, modify or change, its approval or recommendation of the Offer, the Merger Agreement or the Merger in a manner adverse to Parent, (B) failed to reconfirm its recommendation within four business days after a written request to do so, or
(C) approved or recommended, or proposed publicly to approve or recommend, to the shareholders of the Company an Acquisition Proposal, or (ii) the Board or any committee thereof has resolved to take any of the actions set out in clause (A), (B) or (C) listed above; or (4) by the Company if (a) Purchaser has failed to commence the Offer within seven business days after the public announcement of the execution of the Merger Agreement, provided that the Company may not terminate the Merger Agreement pursuant to this clause if it is in material breach of the Merger Agreement or (b) the Company concurrently enters into a definitive agreement providing for a Superior Proposal, provided that (i) prior thereto or simultaneously therewith, the Company has paid the termination fee specified under the heading "Fees and Expenses" and (ii) the Company has complied with certain of its obligations under the "No Solicitation of Transactions" covenant.

  In the event of the termination of the Merger Agreement, the Merger Agreement provides that (1) written notice of such termination be given to the other party or parties specifying the provision of the Merger Agreement pursuant to which such termination is made and (2) the Merger Agreement will forthwith become void and there shall be no liability thereunder on the part of any party thereto except under the provisions of the Merger Agreement related to fees and expenses described in the following paragraph and under certain other provisions of the Merger Agreement which survive termination, provided that nothing in the Merger Agreement will relieve any party from liability for any breach of the Merger Agreement.

  Fees and Expenses. In the event that the Merger Agreement is terminated by the Company pursuant to the provision described in clause 4(b) under the heading "Termination", the Company will pay Parent a fee of $25 million (the "Fee"), payable in immediately available funds, prior to or simultaneously with the entering into of a definitive agreement specified in such clause. In the event that (1) (a) (i) the Merger Agreement is terminated pursuant to the provision described in clause 3(b) under the heading "Termination", (ii) the Merger Agreement is terminated by the Company pursuant to the provision described in clause 2(a) under the heading "Termination" or (iii) the Offer has remained open for at least 20 business days and the Minimum Condition has not been satisfied and the Merger Agreement is therefore terminated by Parent pursuant to the provision described in clause 2(c) under the heading "Termination", (b) at the time of such termination (i) a third party has publicly made an Acquisition Proposal and such Acquisition Proposal has not been withdrawn or (ii) a bona fide Acquisition Proposal has been made to the Company, and (c) on the date of such termination, Parent is not in material breach of the Merger Agreement and the Minimum Condition has not been satisfied and (2) a definitive agreement is entered into providing for an Acquisition Proposal within one year of the date of such termination pursuant to clause (1) of this sentence, then the Company will pay Parent promptly, but in no event later than three business days after the entering into of such agreement referred to in clause (2) of this sentence, the Fee, payable in immediately available funds. In the event that the Company fails to pay the Fee when due, the Company will reimburse Parent and the Purchaser for the costs and expenses actually incurred or accrued by Parent and Purchaser in connection with the collection of the Fee, together with interest on such unpaid Fee. Except as set forth in this paragraph, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not any transaction is consummated.

The Shareholders Agreement

  The following is a summary of certain provisions of the Shareholders Agreement. This summary is qualified in its entirety by reference to the Shareholders Agreement, which is incorporated herein by reference, and a copy of which is filed herewith as Exhibit 3. The Shareholders Agreement may be examined and copies may be obtained at the place set forth in Item 1 above. Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Shareholders Agreement.

  Tendering of Shares. The Shareholders Agreement provides that promptly following the commencement of the Offer, each Shareholder will tender, or cause to be tendered, in the Offer all of his, her or its respective Shares pursuant to the terms of the Offer.

  Irrevocable Proxy. The Shareholders Agreement provides that from the date thereof until the termination of the Shareholder's Agreement as provided for therein, each Shareholder will vote, or direct to vote, such Shareholder's Shares at every meeting of the shareholders of the Company however called (or pursuant to any written consent, certificate or other document relating to the Company that the law of the State of New Jersey may permit or require): (1) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and the Shareholders Agreement; (2) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal that (a) would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (b) is reasonably likely to result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled, (c) would result in any change in the directors of the Company, other than those changes contemplated by the Merger Agreement, (d) would result in any change in the present capitalization of the Company or any amendment to the Company's corporate structure or business or (e) would result in any other action that could reasonably be expected to impede, interfere with, delay, postpone or affect in a materially adverse manner the transactions contemplated by the Shareholders Agreement or the Merger Agreement or the likelihood of such transactions being consummated; and (3) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement or the Shareholders Agreement and considered and voted upon by the shareholders of the Company.

  Pursuant to the Shareholders Agreement, each Shareholder revoked all prior proxies or powers of attorney with respect to any of his, her or its Shares and constitutes and appoints Parent and Purchaser, or any nominee(s) designated by Parent and Purchaser, with full power of substitution and resubstitution at any time during the term of the Shareholders Agreement, as his, her or its true and lawful attorney and proxy ("Proxy"), for and in his, her or its name, place, and stead to demand that the Company call a special shareholders meeting for the purpose of considering any matter referred to in the preceeding paragraph and to vote such Shareholder's Shares. Further, each Shareholder agreed to execute any and all documents and instruments necessary or appropriate to effectuate the intent of the section of the Shareholders Agreement granting Parent and Purchaser the Proxy. The Proxy is irrevocable and coupled with an interest.

  No Solicitation of Transactions. Pursuant to the Shareholders Agreement, each Shareholder agreed that during the term thereof, the Shareholder will not, nor will it authorize any of its agents or representatives to, directly or indirectly, solicit, initiate or knowingly encourage any inquiries relating to, or the submission of, any Acquisition Proposal (as defined in The Merger Agreement--No Solicitation of Transactions). Each Shareholder further agrees that it will not, nor will it authorize any of its agents or representatives to, during the term of the Shareholders Agreement, participate in any discussions or negotiations (except with Parent or Purchaser) regarding, or furnish to any person any information with respect to (except to Parent or Purchaser), or take any action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Upon the execution of the Shareholders Agreement, each Shareholder agreed to immediately cease any discussions or negotiations of such Shareholder and his, her or its representatives or agents with any person (other than Parent or Purchaser or their affiliates or representatives) with respect to any of the foregoing. Each Shareholder agreed to notify Parent and Purchaser promptly of (1) any such proposal or offer, or any inquiry, or contact, (2) the material terms and conditions of such proposal, offer, inquiry, or contact, (3) the identity of the person making such proposal, and
(4) any changes to such proposal.

  The Option. Pursuant to the Shareholders Agreement, for the duration of the term thereof, each Shareholder granted to Parent and Purchaser an irrevocable option (the "Option") to purchase such

Shareholder's Shares at a price per Share equal in cash to $37.82 or any higher price paid or to be paid by Parent or Purchaser pursuant to the Offer or the Merger (the "Option Consideration"). The Option (1) will become exercisable for all Shares subject thereto on the expiration date of the Offer or, if later, the date on which (a) all waiting periods under the HSR Act or other applicable law have expired or been waived and (b) there is no preliminary or final injunction or other order issued by any governmental authority prohibiting the exercise of the Option pursuant to the Shareholders Agreement, if, but only if, (A) the number of Shares tendered in the Offer, when added to the number of Shares not tendered, if any, that are subject to the Option, will satisfy the Minimum Condition, and (B) Purchaser has accepted for payment all Shares tendered and not withdrawn in the Offer, and (2) will remain exercisable for a period of 15 days after the first date on which the Option becomes exercisable pursuant to clause (1) of this sentence.

  If the Option does not become exercisable due to (1) the termination or withdrawal of the Offer prior to the expiration date of the Offer, or (2) the failure of Purchaser to accept for payment all Shares tendered and not withdrawn in the Offer, it will be deemed to have expired. In the event that Parent or Purchaser wishes to exercise the Option, Parent or Purchaser, prior to the expiration thereof, will send written notice to each Shareholder whose Shares are subject to the Option, identifying the place for the closing of the purchase of such Shares at least two business days prior to such closing.

  Representations and Warranties. The Shareholders Agreement contains various customary representations and warranties of the parties thereto including representations by the Shareholders as to absence of conflict, title to shares, valid issuance and brokers.

  No Disposition or Encumbrance of Shares. Pursuant to the Shareholders Agreement, each Shareholder, severally and not jointly, agreed that, during the term thereof, he, she or it will not, directly or indirectly, (1) sell, assign, transfer, pledge, encumber or otherwise dispose of any of his, her or its Shares, (b) deposit any of such Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney other than pursuant to the Shareholders Agreement, (3) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer or other disposition of any Shares (except to Parent or Purchaser), or (4) take any action that would make any representation or warranty of the Shareholder untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing his, her or its obligations under the Shareholders Agreement; provided, however, that the Shareholder may transfer all or any of his, her or its Shares for estate planning purposes to any person; provided, further, that the obligations under the Shareholders Agreement will attach to such Shares upon such transfer, and the transferee will be bound by such obligations.

  Other Action. The Shareholders Agreement provides that each of the parties to the Shareholders Agreement agrees to use all reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions among the parties thereto contemplated thereunder.

  Termination. The Shareholders Agreement will terminate upon the earliest to occur of (1) the closing of the exercise of the Option or the expiration of the Option Period, if the Option is not exercised, (2) the termination of the Offer, (3) the termination of the Merger Agreement and (4) the Effective Time.

Confidentiality Agreement

  The following is a summary of certain provisions of the Confidentiality Agreement, dated October 24, 2000, between the Company and Parent (the "Confidentiality Agreement"). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which is filed herewith as Exhibit 4. The Confidentiality Agreement may be examined and copies may be obtained at the place set forth in Item 1 above.

  On October 24, 2000, the Company and Parent executed the Confidentiality Agreement. Pursuant to the terms of the Confidentiality Agreement, the Company agreed to provide to Parent certain non-public information concerning the Company (the "Evaluation Material").

  Under the terms of the Confidentiality Agreement, and as a condition to furnish the Evaluation Material to Parent, Parent agreed: (1) the Evaluation Material will be used solely for the purpose of evaluating a possible transaction between the Company and Parent, or the consummation of a transaction between the Company and Parent in a manner that the Company has approved, and that such information will be kept confidential by Parent and its representatives (which include attorneys, accountants, consultants, bankers, financial advisors and any other representatives of Parent), except to the extent that disclosure of such information (a) has been consented to in writing by the Company, (b) is required by law or other applicable judicial or governmental order or (c) is made to the representatives of Parent who need to know such information for the purpose of evaluating, documenting or consummating any possible transaction between the Company and Parent. Parent will be responsible for any breach of the Confidentiality Agreement by it or any of its representatives and agreed, at its sole expense, to take all reasonable measures to restrain its representatives from prohibited or unauthorized disclosure or use of the Evaluation Material. Without the prior written consent of the Company, Parent agreed not to, and agreed to direct its representatives not to, disclose to any person (1) that the Evaluation Material has been made available to Parent or its representatives, (2) that discussions or negotiations are taking place concerning a possible transaction between the Company and Parent or (3) any terms, conditions or other facts with respect to any such possible transaction, including the status thereof.

  Pursuant to the terms of the Confidentiality Agreement, for a period of three years from the date of the Confidentiality Agreement, Parent agreed not to, without the prior written consent of the Company, (1) directly or indirectly solicit any of the current employees of the Company or its Subsidiaries for employment or employ anyone to whom Parent had been introduced as a result of Parent's consideration of a transaction with the Company; (2) acquire or offer to acquire, any voting securities or assets of the Company or any of its Subsidiaries, (3) propose to enter into, directly or indirectly, any merger or business combination involving the Company or any of its Subsidiaries, (4) otherwise seek to influence or control, in any manner whatsoever, the management or policies of the Company, (5) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving the Company or any of its securities or assets, or (6) assist, advise or encourage any other person in doing any of items (2) to (5) listed above. Parent agreed that all Evaluation Material disclosed by the Company will remain the property of the Company. Parent also agreed that within five days after being so requested by the Company, Parent will return or destroy all documents furnished to Parent or its representatives by the Company, and, except to the extent Parent is advised in writing by counsel that such destruction is prohibited by law, Parent will also destroy all written material prepared by Parent or its representatives based upon any Evaluation Material. The Confidentiality Agreement shall remain in effect for three years commencing October 24, 2000.

 Arrangements with Executive Officers, Directors or Affiliates of the Company

  Share Ownership. If the directors and executive officers of the Company who own Shares tender their Shares in the Offer or their Shares are acquired in the Merger, they will receive the Offer Price for their Shares on the same terms as the other public shareholders. As of November 8, 2000, the directors and executive officers of the Company beneficially owned in the aggregate 6,582,388 Shares and, if they tender all of their Shares in the Offer or their Shares are acquired in the Merger, they will receive a payment for their Shares in the aggregate amount of $248,945,914.

  Senior Executive Severance Plan. In 1996, the Company adopted the Senior Executive Severance Protection Plan (the "Senior Severance Plan"), in which the following ten designated executives and one retired executive participate as of November 8, 2000: Richard Roob, Chairman of the Board; Yvan Dupuy, Chief Executive Officer and President; Charles C. Vail, Senior Vice President and Chief Administrative Officer; Donald E. Devine II, Vice President and Chief Financial Officer; Brian Palardy, President, Benjamin Moore & Co. Limited; Michael Bonner, Vice President, Technology; Bruce Zeh, Vice President, Sales; Ellen Singer, Vice

President, Marketing; Michael Kolind, National Sales Manager; Denis Abrams, Vice President, Operations; and Ward C. Belcher, Retired Vice President, Operations. Under the Senior Severance Plan, a covered executive will be entitled to specified severance benefits if he or she is terminated within two years after a change in control by the Company other than for "cause" (as defined in the Senior Severance Plan) or by the executive for "good reason" (as defined in the Senior Severance Plan but generally including an adverse change in the executive's status, title, position or responsibilities, a reduction in salary or certain benefits or a relocation of the Company's offices more than 25 miles.) The severance benefits include a lump sum payment equal to three times the executive's base salary, a pro rata annual bonus for the year in which the termination occurs and the continuation of certain health and welfare benefits for three years following termination. In the event of a dispute under the Senior Severance Plan, the participants will be entitled to be reimbursed for any legal fees incurred in connection with enforcing their rights under the Plan. The Senior Severance Plan was amended in 1999 to provide that a gross-up payment will be made if the participant's severance benefits are subjected to the golden parachute excise tax imposed under Section 4999 of the Internal Revenue Code. However, where a severance payment reduction of less than $25,000 would eliminate the excise tax on change in control related payments to the participant, the severance benefits will be reduced so that no excise tax will be imposed. The foregoing is a summary of the Senior Severance Plan and is qualified in its entirety by reference to the complete text of the plan, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

  Key Employee Severance Plan. In 1996, the Company also adopted the Key Employee Severance Protection Plan (the "Key Severance Plan"), which covers all non-union employees of the Company other than those who participate in the Senior Severance Plan. Under the Key Severance Plan, employees who are terminated within two years after a change in control by the Company other than for "cause" (as defined in the Key Severance Plan) or who resign for "good reason" (as defined in the Key Severance Plan but generally including a reduction in salary by at least 5%, a material reduction in bonus opportunities or a relocation of the Company's offices more than 25 miles) will be entitled to severance benefits. The severance benefits include a lump sum payment of three weeks' base salary for each year of service for employees at salary grade 17 or higher (with a minimum payment of 15 weeks' base salary and a maximum payment of 75 weeks' base salary) and two weeks' salary for each year of service for those at salary grade 16 or lower (with a minimum payment of 12 weeks' base salary and a maximum of 52 weeks' base salary), a pro rata annual bonus for the year in which the termination occurs and the continuation of certain health and welfare benefits for the same period as the amount of the severance. The Key Severance Plan contains the same golden parachute excise tax provisions as the Senior Severance Plan. The foregoing is a summary of the Key Severance Plan and is qualified in its entirety by reference to the complete text of the plan, which is filed as Exhibit 6 hereto and is incorporated herein by reference.

  Consulting Agreement with Richard Roob. On November 8, 2000, the Board approved the Company entering into a Consulting Agreement with Richard Roob in connection with his resignation as the Chairman of the Board, to be effective as of the Effective Time. The consulting agreement has a one-year term. Pursuant to the consulting agreement, Mr. Roob will perform consulting services on a part-time basis at the request of Yvan Dupuy, President and Chief Executive Officer of the Company, at times that are mutually convenient to them. The agreement does not contemplate that Mr. Roob will be required to perform more than twenty-five hours of service per month.

  Mr. Roob will receive an annual consulting fee of $100,000, payable in equal monthly installments, an additional year of service credit under the Company's qualified and non-qualified retirement plans, and all other benefits that he is entitled to under all other plans of the Company, including the Senior Severance Plan. The agreement provides for customary non-competition, non-solicitation and confidentiality covenants, as well as a golden parachute excise tax gross up. In the event of a dispute under the agreement, Mr. Roob will be entitled to be reimbursed for any legal fees incurred in connection with enforcing the agreement. The foregoing is a summary of the consulting agreement with Richard Roob and is qualified in its entirety by reference to the complete text of the agreement, which is filed as Exhibit 7 hereto and is incorporated herein by reference.

  Early Retirement Agreement with Ward C. Belcher. On December 7, 1999, the Company entered into an early retirement agreement with Mr. Ward C. Belcher, who retired effective December 31, 1999. Under this agreement, the Company continues to pay Mr. Ward C. Belcher his base salary at an annual rate of $216,500 through November 30, 2001. His benefits under the Company's welfare benefit plans continue through that date or until he obtains subsequent employment, if earlier. He also accrues benefits under the Company's Supplemental Executive Retirement Income Benefit Plan (the "SERP") until he reaches age 55 on November 19, 2001. Mr. Belcher will continue to be eligible for 60% of his targeted award under the Company's Long-Term Cash Incentive Program. In addition, all options that were previously granted to Mr. Belcher became vested and exercisable on December 31, 1999 under his early retirement agreement.

  In the event a change in control occurs before December 1, 2001, pursuant to Mr. Belcher's early retirement agreement, he will be entitled to receive a lump sum payment of $649,500, less the amount of base salary previously paid to him under the agreement since his retirement. Furthermore, he will no longer accrue benefits under the SERP as of the date of the change in control, but will be paid out his benefit on that date in accordance with the terms of the SERP. The foregoing is a summary of the early retirement agreement with Ward C. Belcher and is qualified in its entirety by reference to the complete text of the agreement, which is filed as Exhibit 8 hereto and is incorporated herein by reference.

  Agreement with Charles C. Vail. The Company entered into a letter agreement with Mr. Vail on May 10, 2000, pursuant to which he agreed to forego his opportunity to accept the Company's then-pending early retirement window. In consideration of that, the Company agreed to provide him with five additional years of age and service credit under the SERP if he retired or died prior to July 1, 2003. The Company also agreed to fund the "rabbi trust" in connection with the SERP for that increased amount within 90 days of Mr. Vail's retirement or death. Furthermore, the Company agreed to provide Mr. Vail with retiree medical and life insurance benefits in accordance with the Company's retiree welfare benefit plans. The foregoing is a summary of the agreement with Charles C. Vail and is qualified in its entirety by reference to the complete text of the agreement, which is filed as Exhibit 9 hereto and is incorporated herein by reference.

  Severance Letter Agreements. On November 2, 2000, the Company entered into letter agreements with each of Jan Bottcher, JoAnn Glaccum, Edward Klein, Allen Hagstrand and James Megin, who are five executives who participate in the Key Severance Plan. These agreements provide that in the event that any of these individuals is terminated by the Company without cause and other than on account of death or disability, or resigns for good reason (as defined in the Key Severance Plan) at any time, they will receive severance in an amount equal to twelve months' base salary (eighteen months in the case of Mr. Megin). The aggregate amount of the payments to be made under these agreements, assuming all of the subject employees terminated under qualifying circumstances would be approximately $887,000. Also, if any of these persons' employment terminates within two years after a change in control they will receive the cash severance payments above in lieu of the cash severance payable to them under Section 4.2(c) of the Key Severance Plan, but they will receive the other benefits and perquisites provided for under the Key Severance Plan. The foregoing is a summary of these letter agreements and is qualified in its entirety by reference to the complete text of the agreements, a form of which is filed as Exhibit 10 hereto and is incorporated herein by reference.

  Stock Option Plans. The 1993 Stock Option Plan of the Company was approved by the shareholders on April 15, 1993 and the 1998 Stock Incentive Plan was approved by the shareholders on April 16, 1998 (collectively, the "Option Plans"). The Option Plans are currently administered by the eligible members of the Compensation Committee of the Board, which determines the employees who are eligible to receive options and the terms thereof (including the exercise price and vesting terms). In accordance with the provisions of the 1998 Stock Incentive Plan, stock options covering 3,000 shares are granted each year to each non-employee director. The terms of each outstanding option are governed by an option agreement.

  The foregoing is a summary of the Option Terms and is qualified in its entirety by the text of the 1993 Stock Option Plan and the 1998 Stock Incentive Plan, each of which is filed as Exhibits 11 and 12 hereto, respectively. On a change in control of the Company, all options outstanding under the 1998 Stock Incentive

Plan become immediately and fully exercisable. Options granted under the 1993 Stock Option Plan are fully vested and exercisable. Pursuant to the Merger Agreement, each option holder will receive at the Effective Time an amount in cash in respect of each of his or her options equal to the difference between the Offer Price and the option exercise price.

  As of November 8, 2000, an aggregate of 1,288,906 options were granted under the Option Plans and the directors and executive officers of the Company held options to acquire an aggregate of 732,600 Shares, with exercise prices ranging from $24.42 to $30.16.

  Supplemental Executive Retirement Income Benefit Plan. In 1996, the Company established a non-qualified Supplemental Executive Retirement Income Benefit Plan ("SERP") that is designed to equalize benefits for certain senior executives. The Compensation Committee has been authorized to select the participants in this plan. Messrs. Roob, Dupuy, Abrams and Vail are participants and Mr. Ward C. Belcher will remain a participant until November 19, 2001.

  The SERP is funded by a "rabbi trust" that becomes fully funded in the event of a change in control. Upon a participant's termination of employment following a change in control, his benefits under the SERP will become fully vested and the actuarial equivalent of the benefit will be paid within 30 days in a lump sum. The foregoing is a summary of the SERP and is qualified in its entirety by reference to the complete text of the plan, which is filed as
Exhibit 13 hereto and is incorporated herein by reference.

  Promissory Notes. The following officers and directors of the Company were indebted to the Company in amounts greater than $60,000 as of November 8, 2000 under full recourse promissory notes without stated interest delivered in partial payment for the purchase of Shares under the Employees' Stock Purchase Plan. One of the promissory notes bears interest at the rate of 5.5 percent per annum and it was given for the purchase of shares under the 1993 Stock Option Plan by Mr. Dupuy. In addition, Mr. Dupuy was also indebted to Benjamin Moore & Co. under a full recourse promissory note without stated interest given in connection with the purchase of common shares of Benjamin Moore & Co., Limited on February 13, 1992. The amounts outstanding under such notes for such persons at November 8, 2000 were as follows:

                                                  With Interest Without Interest
                                                  ------------- ----------------
   Denis S. Abrams...............................   $    -0-        $304,066
   Ward C. Belcher...............................    219,972             -0-
   Michael A. Bonner.............................        -0-         114,630
   Donald E. Devine II...........................        -0-         166,543
   Yvan Dupuy....................................     63,027         160,730
   James E. Henderson............................        -0-         100,986
   Ellen L. Singer...............................        -0-          96,438
   Charles C. Vail...............................        -0-         206,209
   Bruce E. Zeh..................................        -0-          92,992

  The foregoing amounts represent the aggregate principal balances outstanding under the promissory notes. The purchases of the Shares generally occurred on
(a) January 1, 1991, (b) May 27, 1994 and (c) May 8, 1998, at the then current fair value as determined in accordance with the terms of the Employees' Stock Purchase Plan. As noted above, Mr. Dupuy also exercised an option under the 1993 Stock Option Plan and purchased Common Shares of Benjamin Moore & Co., Limited. Mr. Ward C. Belcher exercised an option under the 1993 Stock Option Plan on July 1, 2000. All of the promissory notes are secured by the shares to which they relate. On and after January 1, 1991, all purchases under the Employees' Stock Purchase Plan under full recourse promissory notes have been made without stated interest on the notes. All of these promissory notes will be satisfied at the Effective Time from the amounts payable to the borrowers in respect of the Shares.

  Long-Term Cash Incentive Program. The Company adopted the Long Term Incentive Compensation Program in 1998. Awards made in respect of the January 1998 through December 2001 performance period are dependent upon achievement of cumulative sales and net profit goals over that four-year period. Upon a change in control, bonuses payable under the program will vest and become payable immediately preceding the scheduled date of the change in control. Bonuses will be paid out based on the Company's actual performance during the abbreviated performance period and the plan will be terminated. As of November 8, 2000, there were 55 participants in the program. The approximate aggregate amount that is payable to all participants in this program is $4.63 million.

  Annual Incentive Plan. An annual incentive program was adopted by the Company effective January 1, 1993 that is intended to create a positive link between annual performance and annual incentive compensation. All of the Company's non-union employees, other than sales representatives, wage and hour and retail employees, participate in the plan. The program has two broad components: a general individual incentive portion and a management incentive plan. Amounts that would ordinarily be payable under the annual incentive plan in respect of performance in the year 2000 will be paid out on or as soon as practicable after December 15, 2000. The aggregate amount that is payable under the plan in respect of the year 2000 is approximately $4.8 million.

  Interests of Certain Directors. The Company sponsors the Directors Deferred Compensation Plan, pursuant to which a non-employee director may elect, prior to the commencement of the next calendar year, to have all or a portion of his or her retainer fee and all or a portion of his or her meeting fees credited to a deferred compensation account. This account, which is carried in the form of stock equivalent units of the Company's Shares and dividends credited thereon, is paid out in a lump sum cash payment on or before the last day of the calendar month following the calendar month upon which he or she ceases to be a director of the Company. As of November 8, 2000, there were an aggregate of 5,173.667 share equivalent units credited to the accounts of three non-employee directors in the following proportions: John C. Moore: 954.411 units, Frederick J. Costello: 1,305.677 units and Robert H. Mundheim: 2,913.579 units, having an aggregate value of approximately $196,000.

  At the Board meeting held on November 8, 2000, the Board determined to pay Mr. Mundheim $600,000, payable upon the consummation of the Offer, for introducing the Company to Parent and for his efforts leading up to and in effecting the transaction with Parent.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board of Directors of the Company

  The Board has unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the holders of Shares, has unanimously approved the Merger Agreement and the transactions contemplated thereby, and has unanimously recommended that the holders of Shares accept the Offer, approve the Merger Agreement and the transactions contemplated thereby and tender their Shares pursuant to the Offer.

Background

  In light of, among other factors, the increasing consolidation which has taken place in the coatings industry in the past several years, the Company has from time to time during the past 18 months considered the strategic alternatives available to it, including possible business combination transactions with third parties as well as pursuing a growth strategy through acquisitions. During the Fall of 1999, the Company explored the possibility of engaging in a business combination transaction and, in that connection, engaged in preliminary discussions with certain parties with respect thereto, including the possible sale of the Company. While the Company received preliminary indications of interest from certain parties with whom it had such preliminary discussions, the Board determined not to pursue any such transactions at that time.

  In mid-July 2000, Mr. Mundheim, a director of the Company, contacted Warren Buffett, Chief Executive Officer of Parent, on behalf of the Company, to ascertain whether Parent would be interested in meeting with representatives of the Company to discuss a possible business combination transaction. Mr. Buffett indicated to Mr. Mundheim that he would be interested in such a meeting. In early August 2000, Mr. Mundheim sent to Mr. Buffett, at his request, certain publicly available information regarding the Company and its business. On August 24, 2000, Richard Roob, Chairman of the Board of the Company, Yvan Dupuy, President and Chief Executive Officer of the Company, and Mr. Mundheim met with Mr. Buffett and Charles Munger, a director of Parent. At that meeting, Mr. Buffett indicated that Parent would be interested in considering a possible acquisition of the Company at an aggregate price of one billion dollars in cash. Messrs. Roob and Dupuy advised Messrs. Buffett and Munger that they would consider Parent's interest in a possible acquisition of the Company and discuss it with the Board.

  During the period from August 24 to September 27, 2000, the Company's senior management engaged in internal discussions with respect to the possible acquisition of the Company by Parent and other strategic alternatives.

  At a meeting held on September 27, 2000, Mr. Roob and Mr. Dupuy reported to the Board their meeting on August 24 with Mr. Buffett and Mr. Munger and the Board discussed the possible sale of the Company to Parent on the basis of the proposed transaction discussed at the August 24 meeting as well as other strategic alternatives. In light of the significance of such a transaction to the Company, the Board determined to reflect on the proposition and convene again on October 10, 2000, to determine whether or not such a transaction should be pursued. After such Board meeting, Mr. Mundheim contacted Mr. Buffett to inform him of the action taken by the Board at such meeting.

  On October 9, 2000, Mr. Dupuy contacted the party that had, in the Fall of 1999, expressed a preliminary interest in the possible acquisition of the Company in an all cash transaction to determine whether that party would be interested in pursuing such a transaction. The party indicated that it was not interested in such a transaction.

  At a meeting held on October 10, 2000, the Board discussed the possible transaction with Parent and decided to authorize the Company's senior management to engage in discussions and negotiations with Parent and its representatives with a view to determining whether a transaction on terms acceptable to the Company could be achieved. At that meeting, the Board also authorized the Company to retain J.P. Morgan Securities Inc. ("J.P. Morgan") as financial advisor to provide the Board with its opinion as to whether the financial terms of the proposed transaction with Parent were fair to the Company's shareholders. After such Board meeting, Mr. Mundheim called Mr. Buffett to inform him of the action taken by the Board at such meeting.

  On October 13, 2000, the Company retained J.P. Morgan to render a fairness opinion in connection with the proposed transaction with Parent.

  On October 23, 2000, representatives of Shearman & Sterling, the Company's outside legal counsel, met with a representative of Munger, Tolles & Olson, Parent's outside legal counsel, to discuss the terms of the proposed transaction with Parent. On October 24, 2000, Parent and the Company entered into the Confidentiality Agreement. On the same day, Shearman & Sterling provided a draft of the Merger Agreement to Munger, Tolles & Olson. Subsequently thereafter, due to the requirement by Parent that certain shareholders of the Company support the proposed transaction, on October 31, 2000, Shearman & Sterling provided a draft of the Shareholders Agreement to Munger, Tolles & Olson. During the period from October 30, 2000 through November 8, 2000, representatives of Parent and the Company and their respective legal advisers negotiated the terms of the Merger Agreement and the Shareholders Agreement.

  On November 8, 2000, the Board met to consider and review the terms of the proposed Merger Agreement, and, following J.P. Morgan's oral delivery of its opinion and after careful consideration, approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that the holders of Shares accept the Offer and tender their Shares pursuant thereto.

  Following the Board meeting on November 8, 2000, Parent, Purchaser and the Company finalized and executed the Merger Agreement, and Parent, Purchaser and all of the Company's directors and many of the trusts for which they serve as trustees finalized and executed the Shareholders Agreement, as contemplated by the Merger Agreement. Later that afternoon, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the Shareholders Agreement.

  On November 17, 2000, in accordance with the Merger Agreement, Parent and Purchaser commenced the Offer.

Factors Considered

  In approving the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer, approve the Merger Agreement and the transactions contemplated thereby and tender their Shares pursuant to the Offer, the Board considered a number of factors, including, but not limited to, the following:

    1. The Terms and Conditions of the Offer. The Board considered the terms and conditions of the Offer, the Merger and the Merger Agreement, including
  (a) the price to be paid in the Offer and the Merger, (b) that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares, (c) that the obligations of Parent to consummate the transaction would not be conditioned upon the results of a due diligence review, (d) the limited ability of Parent or Purchaser to terminate the Offer or the Merger Agreement and (e) the other provisions of the Merger Agreement, including the respective representations, warranties and covenants of the parties.

    2. Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, the prospects and strategic objectives of the Company, the risks involved in achieving those prospects and objectives, the current and expected conditions in the industry in which the Company's business operates and the current regional, national and international economic climate (including the recent decline of stock prices on the global markets, particularly the stock prices of companies in the coatings industry). The Board believes that the relatively low market value accorded to the Shares has limited, and could continue to limit in the future, the Company's access to the required capital and the Company's ability to use its Shares as acquisition currency. Although the Board believes that the Company would have been likely to achieve significant gains in its operating results in the next few years, the Board recognized that there were risks that such gains would not be achieved and, even if achieved, would not be reflected in a sufficiently high stock price to allow the Company to achieve its strategic goals.

    3. Transaction Financial Terms/Premium to Market Price. The Board considered that the $37.82 Offer Price represents an (i) approximately 48% premium over the $25.50 closing price of the Shares on the over-the-counter bulletin board ("OTCBB") on November 7, 2000 (the last trading day prior to the Board meeting at which the Board approved the Merger Agreement), (ii) approximately 87% premium over the $20.21 five-day average closing price of the Shares on the OTCBB (excluding November 7, 2000), (iii) approximately 88% premium over the $20.12 30-day average closing price of the Shares on the OTCBB (excluding November 7, 2000) and (iv) approximately 38% premium over the $27.74 last twelve months average closing price of the Shares on the OTCBB (excluding November 7, 2000). The Board concluded that the $37.82 Offer Price fully reflects the Company's prospects for growth and improved performance. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to continued investment in the Shares. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

    4. J.P. Morgan Fairness Opinion. The Board considered presentations from J.P. Morgan and the opinion of J.P. Morgan, dated November 8, 2000, that as of that date, the consideration proposed to be paid to holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of the written opinion rendered by J.P. Morgan to the Board, setting forth the procedures followed, assumptions made, matters considered and limitations of the review undertaken by J.P. Morgan in arriving at its opinion, is attached hereto as Exhibit 14 and incorporated herein by reference. Shareholders are urged to read this opinion in its entirety. The Board was aware that J.P. Morgan became entitled to certain fees described in Item 5 upon the delivery of its opinion.

    5. Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow holders of Shares to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which non-tendering holders of Shares will receive the same consideration to be given to the holders of Shares who tender their Shares in the Offer.

    6. Limited Conditions to Consummation. The Board considered that Parent's obligation to consummate the Offer and the Merger is subject to a limited number of conditions. In particular, the Merger Agreement contains no financing condition and a representation of Parent that it will have sufficient funds available to it for Purchaser to consummate the Offer and the Merger, which the Board viewed as having particular significance in light of currently unsettled conditions in debt financing markets. The Board also considered the relative likelihood of obtaining required regulatory approvals for this transaction and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

    7. Financial Resources and Reputation of Management of Acquiror. The Board considered the business reputations of Mr. Buffett and Mr. Munger and the substantial, liquid financial resources of Parent, which the Board believed supported its conclusion that an acquisition transaction with Parent could be effectuated relatively quickly and in an orderly manner.

    8. Alternative Transactions. The Board considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party that makes an unsolicited acquisition proposal if, among other things, the Board determines in good faith that such acquisition proposal would, if consummated, be more favorable to the Company's shareholders than the Offer and the Merger. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if the Company pays Parent a $25 million termination fee. The Board considered that these provisions of the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement.

    9. Potential Conflicts of Interest. The Board considered the interests of certain directors and executive officers in the Offer and the Merger (see
  Item 3).

    10. Employee Benefits. The Board considered that, pursuant to the Merger Agreement, Parent has agreed that, for a two-year period following the Effective Time, Parent will provide, or cause the Surviving Corporation and its subsidiaries to provide, those persons who, immediately prior to the Effective Time, were current and former employees of the Company or its Subsidiaries and who continue in such employment following the Effective Time with benefits and compensation that are substantially comparable, in the aggregate, to the compensation and benefits provided to such employees as a group immediately prior to the Effective Time.

  In light of the above factors, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, the Company's shareholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Board in its consideration of the Offer and the Merger. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that shareholders accept the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors.

Intention to Tender

  To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to either (1) tender all of the Shares held of record or beneficially by them pursuant to the Offer, or (2) vote all of the Shares held of record or beneficially by them for the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. However, as described above under the heading "The Shareholders Agreement," the Shareholders Agreement requires all of the directors to tender all Shares held by such directors and many of the trusts for which such directors serve as trustees.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

  J.P. Morgan was retained pursuant to the terms of a letter agreement dated as of October 13, 2000 (the "J.P. Morgan Letter Agreement"), to render a fairness opinion with respect to the Offer and the Merger. Pursuant to the J.P. Morgan Letter Agreement, the Company has agreed to pay J.P. Morgan a fee of $500,000 for the delivery of J.P. Morgan's opinion with respect to the consideration proposed to be paid to the holders of Shares pursuant to the Offer and the Merger. The Company has agreed to indemnify J.P. Morgan, its directors, officers, agents and employees and each person, if any, controlling J.P. Morgan against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of J.P. Morgan's engagement.

  Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

  Except as noted below, no transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

  Charles C. Vail. On November 1, 2000, Charles C. Vail, a senior vice president and director of the Company transferred, by way of gift, 150 Shares to each of his two daughters and 50 Shares to his son.

  Charles H. Bergmann, Jr. On November 8, 2000, Charles H. Bergmann, Jr., a director of the Company, transferred ten Shares by way of gift to various relatives.

  Deferred Savings and Investment Plan. On September 14, 2000, the Company purchased 24,246 treasury shares from the Benjamin Moore & Co. Deferred Savings and Investment Plan, with which the ESOP was merged in 1999, at the market value of $28.02 on that date.

Item 7. Purposes of the Transaction and Plans or Proposals.

  (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

  (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  (c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Antitakeover Provisions

  Sections 14A:10A-4 and -5 of the NJBCA restricts the ability of certain persons to acquire control of a New Jersey corporation. In general, a New Jersey corporation with its principal executive offices or significant operations in New Jersey may not engage in a business combination with an interested stockholder for a period of five years following the interested stockholder's becoming such. An "interested stockholder" is any person (other than the resident domestic corporation or its subsidiary) that (1) is the beneficial owner directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the resident domestic corporation, or (2) is an affiliate or associate of that resident domestic corporation who, at any time within the five year period immediately prior to the date in question, was a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the resident domestic corporation. Such a business combination would be permitted where it is approved by the board of directors prior to the stock acquisition. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations.

  In addition, New Jersey corporations may not engage in a business combination at any time with any interested stockholder other than (1) a business combination approved by the board of directors of such corporation prior to the stock acquisition, (2) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested stockholder at a meeting for such purpose, or (3) a business combination in which the interested stockholder pays a formula price designed to ensure that all other stockholders receive at least the highest price per share paid by such interested stockholder.

  A New Jersey corporation may not opt out of the foregoing provisions. However, the Board has taken the necessary action to make the foregoing provisions inapplicable to the Merger and the related transactions.

Antitrust--United States

  Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

  Pursuant to the HSR Act, the Company will, and expects that Parent will, file a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC on or about November 17, 2000. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Such waiting period may be extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, Parent and the Company have requested early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the

FTC or the Antitrust Division were to request additional information or documentary material from Parent with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer must be extended (if the sole condition remaining unsatisfied is the expiration or termination of the applicable waiting period under the HSR Act) and, in any event, the purchase of and payment for Shares will be deferred until ten days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. It is a condition to the Offer that the HSR Act waiting period applicable to the Offer expires or is terminated.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances.

  While the Company does not believe that the acquisition of Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Non-U.S. Regulatory Approvals

  Under the Competition Act (Canada), R.S. 1985, c.C-34, as amended (the "Canadian Competition Act"), parties to a merger are required to pre-notify the Commissioner of Competition (the "Commissioner"), who is responsible for the administration and enforcement of the Canadian Competition Act, and provide detailed information with respect to the proposed merger, where two thresholds related to the size of the parties to the transaction and to the size of the transaction are met or exceeded.

  Parent, Purchaser and the Company have determined that the two thresholds set forth in the Canadian Competition Act have been met and thus pre-notification is required to the Commissioner. Accordingly, two Short Form Information forms for Notifiable Transactions will be filed by Purchaser/Parent and the Company with the Commissioner on or about November 17, 2000, or as soon thereafter as practicable.

  As provided for under the Canadian Competition Act, when a Short Form is used, the parties to a merger may not complete the transaction before the expiration of a waiting period of 14 calendar days following the filing of the required information with the Commissioner. During such waiting period, the Commissioner may request that the parties provide additional information and/or complete a Long Form Information form. Where a Long Form is requested, the waiting period of 42 calendar days does not begin until the Long Form is filed with the Commissioner.

  Parent, Purchaser and the Company intend to complete the transaction only upon the expiration of the relevant waiting period or after they have received a "no action" letter from the Commissioner indicating that he will not make an application to the Competition Tribunal in respect of the transaction. Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the Canadian Competition Act with respect to the Offer have been satisfied.

  The Commissioner has the authority to challenge a merger regardless of its size and regardless of whether the parties are required to pre-notify the Commissioner of the transaction. Such challenges must be made on the basis that the transaction is likely to result in a "substantial lessening or prevention of competition" in a market.

Section 14(f) Information Statement

  The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

Going Private Transactions

  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. The Company understands that Purchaser believes that Rule 13e-3 will not be applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

Appraisal Rights

  No appraisal rights are available to the holders of the Shares in connection with the Offer and the Merger. Under Section 14A:11-1 of the NJBCA, because shareholders of the Company will receive cash for their Shares, they are not entitled to any appraisal or dissenters' rights.

Item 9. Exhibits.

 Exhibit
   No.   Description
 ------- -----------
    1.   Letter to shareholders from Richard Roob and Yvan Dupuy dated November
         17, 2000.*

    2.   Agreement and Plan of Merger, dated November 8, 2000, by and among
         Parent, Purchaser and the Company.(1)

    3.   Shareholders Agreement, dated November 8, 2000, among Parent,
         Purchaser and certain shareholders of the Company signatories thereto.(1)

    4. Confidentiality Agreement, dated October 24, 2000, between the Company and Parent.

    5.   Benjamin Moore & Co. Senior Executive Severance Protection Plan.

    6.   Benjamin Moore & Co. Key Employee Severance Protection Plan.

    7.   Consulting Agreement with Richard Roob, dated November 8, 2000.

    8.   Early Retirement Agreement with Ward C. Belcher, dated December 7,
         1999.

    9.   Letter Agreement with Charles C. Vail, dated May 10, 2000.

   10.   Form of Severance Letter Agreement with Jan Bottcher, JoAnn Glaccum,
         Edward Klein, Allen Hagstrand and James Megin.

   11.   Benjamin Moore & Co. Stock Option Plan, adopted by shareholders on
         April 15, 1993.

 Exhibit
   No.   Description
 ------- -----------
   12.   Benjamin Moore & Co. 1998 Stock Incentive Plan, adopted by shareholders on April 16, 1998.

   13.   Benjamin Moore & Co. Supplemental Executive Retirement Income Benefit
         Plan.

   14.   Opinion of J.P. Morgan dated as of November 8, 2000.*

   15.   Joint Press Release issued by Parent and the Company on November 8,
         2000.(2)

--------
(1) Incorporated by reference to the Form 8-K filed by the Company on November 9, 2000.
(2) Incorporated by reference to the Company's Schedule 14D-9, filed November 8, 2000.
 * Included in the copy of the Schedule 14D-9 mailed to the Company's shareholders.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      /s/ Yvan Dupuy
                                          By: _________________________________
                                            Name:Yvan Dupuy
                                            Title:President and Chief
                                            Executive Officer

Dated: November 17, 2000

                                                                        Annex I

                             BENJAMIN MOORE & CO.
                            51 Chestnut Ridge Road
                          Montvale, New Jersey 07645

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                    GENERAL

  This information statement (the "Information Statement") is being mailed on or about November 17, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $3.33 1/3 per share (the "Shares"), of Benjamin Moore & Co. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by B Acquisition, Inc., a New Jersey corporation ("Purchaser") and a wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Parent"), to two-thirds of the seats on the Board of Directors of the Company (the "Board") other than at a meeting of the shareholders of the Company. Such election would occur pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 8, 2000, by and among the Company, Parent and Purchaser. The Merger Agreement is more fully described under Item 3 of the Schedule 14D-9, of which this Annex I is a part. Capitalized terms used and not defined in this Annex I have the meanings assigned to them in the
Schedule 14D-9.

  Pursuant to the Merger Agreement, (i) Purchaser will commence a cash tender offer (the "Offer") for all Shares of the Company at a price of $37.82 per Share, net to the seller in cash, without interest, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

  The Merger Agreement provides that, promptly after the purchase of two-thirds of the outstanding Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors to the Board (the "Purchaser Designees") as will give Purchaser representation proportional to its ownership interest. The Merger Agreement requires the Company to take such action as Purchaser may request to cause the Purchaser Designees to be elected to the Board under the circumstances described therein.

  If the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for payment, then Purchaser will not have any right to designate directors for election to the Board.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

The Purchaser Designees

  The Merger Agreement provides that, promptly after the purchase by Purchaser or its affiliates of, and payment for, a number of Shares that satisfies the Minimum Condition, Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this sentence), and the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the

Company will promptly take all actions necessary to cause Purchaser's designees to be elected or appointed to the Board, including increasing the size of the Board or securing the resignations of incumbent directors, or both.

  Notwithstanding the foregoing, in the event that Purchaser's designees are to be appointed or elected to the Board, until the Effective Time, such board of directors shall have at least two directors who are directors on the date of the Merger Agreement ("Continuing Directors").

  The Company's obligations to appoint Purchaser's designees to the Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company has agreed to promptly take all such actions, as Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement to cause the Purchaser Designees to be elected to the Board. Parent and Purchaser have supplied to the Company in writing information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

  The Merger Agreement provides that, following the election or appointment of Purchaser's designees, in accordance with the terms of the Merger Agreement and prior to the Effective Time, the approval of a majority of those directors of the Company then in office who were not designated by Purchaser shall be required to authorize any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any amendment of the Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") or By-laws of the Company (the "By-laws"), any extension by the Company of the time for performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights or remedies in the Merger Agreement.

  Pursuant to the provisions of the Merger Agreement described in the Schedule 14D-9, Purchaser may designate from among the persons identified below the Purchaser Designees. It is expected that the Purchaser Designees will assume office promptly upon the payment by Purchaser, pursuant to the Offer, for a number of Shares that satisfies the Minimum Condition, which the Company expects will be promptly thereafter, and that they will thereafter constitute at least two-thirds of the Board. Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated.

  Set forth in the table below are the name, principal occupation or employment and five year employment history and address for each of the persons who may be designated by Purchaser as the Purchaser Designees. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 1440 Kiewit Plaza, Omaha, Nebraska 68131.

                        Present Principal Occupation or Employment, Material
                                           Positions Held
        Name                During Past Five Years, and Business Address
        ----            ----------------------------------------------------
 Warren E. Buffett.. Mr. Buffett has been Chairman and Chief Executive Officer of Parent since 1970. He is also a director of The Coca-
                     Cola Company, The Gillette Company and The Washington Post
                     Company.

 Charles T. Munger.. Mr. Munger has been a director and Vice Chairman of
                     Parent's Board of Directors since 1978. He is Chairman of the Board of Directors and Chief Executive Officer of
                     Wesco Financial Corporation, Chairman of the Board of
                     Directors of Daily Journal Corporation and a director of Costco Wholesale Corporation. His business address is 355
                     S. Grand Avenue, 34th Floor, Los Angeles, California
                     90071.

 Howard G. Buffett.. Mr. Buffett is Chairman of the Board of Directors of The
                     GSI Group, a company primarily engaged in the manufacture of agricultural equipment. From 1992 until June 5, 1995,
                     Mr. Buffett had been Vice President, Assistant to the
                     Chairman and a Director of Archer Daniels Midland Company, a company engaged principally in the business of processing and merchandising agricultural commodities. He is also a director of Coca-Cola Enterprises, Inc., Lindsay
                     Manufacturing Co. and Mond Industries Inc. His business address is 1004 East Illinois Street, Assumption, Illinois
                     62510.

                        Present Principal Occupation or Employment, Material
                                           Positions Held
        Name                During Past Five Years, and Business Address
        ----            ----------------------------------------------------
 Susan T. Buffett... Mrs. Buffett has been a director of Berkshire since 1991.
                     Mrs. Buffett has not been employed in the past five years.

 Malcolm G. Chace... In 1996, Mr. Chace was named Chairman of the Board of
                     Directors of BankRI, a community bank located in the state of Rhode Island. Prior to 1996, Mr. Chace had been a private investor. Mr. Chace's business address is One
                     Providence Washington Plaza, Providence, Rhode Island
                     02903.

 Marc D. Hamburg.... Mr. Hamburg has been the Vice President and Treasurer of
                     Parent for more than the past five years.

 Ronald L. Olson.... Mr. Olson has, for more than the past five years, been a partner in the law firm of Munger, Tolles & Olson LLP. He
                     is also a director of Edison International, Western Asset
                     Trust, Inc. and Pacific American Income Shares Inc. His
                     business address is 355 S. Grand Avenue, 35th Floor, Los
                     Angeles, California 90071.

 Walter Scott, Jr... Mr. Scott has been Chairman of the Board of Level 3
                     Communications, Inc., a communications and information services company, since 1979. Level 3 Communications was formerly known as Peter Kiewit Sons', Inc., for which, until the spin-off of its construction operations in March
                     1998, Mr. Scott also served as Chief Executive Officer.
                     Mr. Scott is also a director of Burlington Resources, Inc., ConAgra, Inc., Valmont Industries, Inc.,
                     Commonwealth Telephone Enterprises, Inc. and RCN
                     Corporation.

                  CERTAIN INFORMATION CONCERNING THE COMPANY

  The Shares constitute the only class of voting securities of the Company. The holders of the common stock are entitled to one vote per Share. As of November 8, 2000, there were 26,469,381 Shares issued and outstanding and 13,023,555 Shares held in the treasury of the Company.

Principal Shareholders

  Set forth below is certain information, as of November 8, 2000 (or in the case of interests under the employees' stock ownership portion of the Company's Deferred Savings and Investment Plan (the "ESOP"), the most recent allocation date which is October 31, 2000), with respect to certain persons, including each person who, to the knowledge of the Company, may be deemed to own beneficially (within the meaning of the applicable rules and regulations of the Securities and Exchange Commission) more than five percent of the shares. In reviewing the following table, it should be noted that, as set forth in the notes thereto, a substantial number of the shares are held in trusts, the trustees of which are more than one of the persons named below; accordingly, the number of shares set forth opposite the name of each such person (and the corresponding percentage ownership represented thereby) refers, in several instances, to the same shares.

  The shares shown include stock options issued under the Stock Option Plans of the Company, which are exercisable on or within 60 days after November 8, 2000. The stock options permit the purchase of a total of 3,000 shares, 55,500 shares, 73,500 shares and 39,750 shares by Messrs. Belcher, Jr., Dupuy, Roob and Vail, respectively, each of whom is a Director of the Company. Such shares were also considered to be outstanding for the purpose of calculating percentage ownership for each person.

                                                   Shares Owned    Approximate
                                                   Beneficially   Percentage of
                                                      as of        Outstanding
Name and Address                                 November 8, 2000    Shares
----------------                                 ---------------- -------------
Benjamin M. Belcher, Jr........................     2,719,008(1)      10.3
51 Chestnut Ridge Road
Montvale, New Jersey 07645

Yvan Dupuy.....................................     1,184,212(2)       4.5
51 Chestnut Ridge Road
Montvale, New Jersey 07645

Richard Roob...................................     1,561,617(3)       5.9
51 Chestnut Ridge Road
Montvale, New Jersey 07645

Charles C. Vail................................     1,544,822(4)       5.8
51 Chestnut Ridge Road
Montvale, New Jersey 07645

Benjamin Moore & Co. Employees' Stock Ownership     1,100,992(5)       4.2
Plan Trust.....................................
51 Chestnut Ridge Road
Montvale, New Jersey 07645

--------
(1) Includes 2,399,691 shares held by trusts of which Mr. Belcher, Jr. is a co-trustee. The other co-trustees of said trusts are as follows: (a) trusts holding a total of 48,000 of such shares--individuals having no affiliation with the Company; (b) trusts holding 1,226,669 of such shares--Mr. Vail and an individual having no affiliation with the Company; and (c) a trust holding 24,000 of such shares--Mrs. Sara B. Wardell, a Director of the Company. In each case, the co-trustees are empowered to make all decisions in respect of the shares, including the voting and disposition thereof. Also, Mr. Belcher, Jr. is one of three trustees of the ESOP. Mr. Belcher, Jr. has an interest under the ESOP in 7,710 shares. The other trustees are Mr. Yvan Dupuy and Mr. Richard Roob, each of whom is a Director of the Company. Mr. Belcher, Jr.'s wife owns 8,472 shares which are not counted above, and in which he disclaims any beneficial interest.
(2) Mr. Dupuy is one of three trustees of the ESOP. Mr. Dupuy has an interest under the ESOP in 4,214 shares. The other trustees are Mr. Benjamin M. Belcher, Jr. and Mr. Richard Roob, each of whom is a Director of the Company.
(3) Includes 1,211,347 shares held by trusts of which Mr. Roob is a co-trustee. The other co-trustees of said trusts are as follows: (a) a trust holding 57,600 of such shares--Mrs. Wardell and Mr. Vail; (b) a trust holding 24,177 of such shares--an individual having no affiliation with the Company and a retiree of the Company; and (c) a trust holding 28,578 of such shares--an individual having no affiliation with the Company. In each case, the trustees are empowered to make all decisions in respect of the shares, including the voting and disposition thereof. Also, Mr. Roob is one of three trustees of the ESOP. Mr. Roob has an interest under the ESOP in 10,439 shares. The other trustees are Mr. Benjamin M. Belcher, Jr. and Mr. Yvan Dupuy, each of whom is a Director of the Company. Mr. Roob's wife owns 70,000 shares which are not counted above, and in which he disclaims any beneficial interest.
(4) Includes 1,485,599 shares held by trusts of which Mr. Vail is a co-trustee. The other co-trustees of said trusts are as follows: (a) trusts holding 1,226,699 of such shares--Mr. Belcher, Jr. and an individual having no affiliation with the Company; (b) a trust holding 57,600 of such shares--Mr. Roob and Mrs. Wardell; (c) a trust holding 72,000 of such shares--Mrs. Wardell; (d) a trust holding 100,800 of such shares--an individual having no affiliation with the Company; (e) a trust holding 24,000 of such shares--an individual having no affiliation with the Company; and (f) a trust holding 4,500 of such shares--an individual having no affiliation with the Company and a retiree of the Company. The co-trustees are empowered to make all decisions in respect of the shares, including the voting and disposition thereof. Also includes 3,423 shares in which Mr. Vail has an interest under the ESOP. Mr. Vail's wife owns 600 shares which are not counted above, and in which he disclaims any beneficial interest.
(5) The ESOP (described hereafter) owns these shares and the three trustees are Mr. Benjamin M. Belcher, Jr., Mr. Yvan Dupuy and Mr. Richard Roob.

Current Directors and Executive Officers

  The following table and the paragraphs that follow it present certain information concerning the current directors and executive officers of the Company. Pursuant to the Company's Certificate of Incorporation and Bylaws, the Board of Directors is divided into three classes. Each year, the directors in one class are elected to serve terms of three years. The officers are appointed by the Board. Messrs. B.M. Belcher and W.C. Belcher are brothers and Mrs. Wardell is their sister.

                                                            Shares of Common
                                                            Stock
                                                            Beneficially
                         Positions and Offices with the     Owned as of       Percent
Name                     Company                        Age November 8, 2000  of Class
----                     ------------------------------ --- ----------------  --------
Richard Roob(1)(4)...... Chairman of the Board of        68    1,561,617(6)      5.9
                         Directors; Director

Yvan Dupuy(1)(4)........ Chief Executive Officer and     48    1,184,212(7)      4.5
                         President: Director

Ward C. Belcher......... Director                        53      755,377(8)      2.9

Benjamin M. Belcher,     Director                        65    2,719,008(9)     10.3
Jr.(1)(5)...............

Charles H. Bergmann,     Director                        56      314,850(10)     1.2
Jr.(2)(3)...............

Frederick J.             Director                        63        7,500(11)       *
Costello(1)(2)(3).......

Gerald W. Moore          Director                        67      225,390(12)       *
(1)(2)(3)(4)............

John C. Moore,           Director                        55    1,047,442(13)     4.0
Jr.(2)(5)...............

Robert H. Mundheim(4)... Director                        67       11,500(14)       *

Elizabeth H. Ruml....... Director                        47        1,500           *

Sara B. Wardell(4)...... Director                        57      695,246(15)     2.6

Charles C. Vail(1)(5)... Senior Vice President;          57    1,544,822(16)     5.8
                         Director

Executive Officers who
 are not directors
Denis S. Abrams......... Vice President--Operations      52       35,737(17)       *

Michael A. Bonner....... Vice President--Technology      51       32,111(18)       *

Donald E. Devine II..... Vice President--Finance and     42       18,171(19)       *
                         Chief Financial Officer

JoAnn Glaccum........... General Counsel                 45        6,335(20)       *

James E. Henderson...... Treasurer                       48       15,817(21)       *

John T. Rafferty........ Secretary                       68       30,619(22)       *

Ellen Singer............ Vice President--Marketing       44       19,160(23)       *

Bruce E. Zeh............ Vice President--Sales           49       15,546(24)       *

--------
  * Less than 1%.
 (1) Member of the Executive and Finance Committee.
 (2) Member of the Audit Committee.
 (3) Member of the Compensation Committee.
 (4) Member of the Governance Committee.
 (5) Member of the Retirement Income Plan Investment Committee.
 (6) Includes 1,211,347 shares held by trusts of which Mr. Roob is a co-trustee. The other co-trustees of said trusts are as follows: (a) a trust holding 57,600 of such shares--Mrs. Wardell and Mr. Vail; (b) a trust holding 24,177 of such shares--an individual having no affiliation with the Company and a retiree of the Company; and (c) a trust holding 28,578 of such shares--an individual having no affiliation with the Company. In each case, the trustees are empowered to make all decisions in respect of the shares, including the voting and disposition thereof. Also, Mr. Roob is one of three trustees of the ESOP. Mr. Roob has an interest under the ESOP in 10,439 shares. The other trustees are Mr. Benjamin M. Belcher, Jr. and Mr. Yvan Dupuy, each of whom is a Director of the Company. Mr. Roob's wife owns 70,000 shares which are not counted above, and in which he disclaims any beneficial interest. Includes 73,500 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000.
 (7) Mr. Dupuy is one of three trustees of the ESOP. Mr. Dupuy has an interest under the ESOP in 4,214 shares. The other trustees are Mr. Benjamin M. Belcher, Jr. and Mr. Richard Roob, each of whom is a Director of the Company. Includes 55,500 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000.
 (8) Includes 109,446 shares of the Company's Common Stock held by trusts of which Mr. Ward C. Belcher is a co-trustee. The co-trustees are empowered to make all decisions in respect of the shares, including the voting and disposition thereof. Also includes 5,485 shares in which Mr. Belcher has an interest under the Company's ESOP. Mr. Belcher is Custodian of 89,922 of such shares held under the Uniform Gifts to Minors Act and is a joint tenant with his wife of 12,672 of such shares. Mrs. Ward C. Belcher owns 17,940 shares of the Company's Common Stock of which 12,768 shares are held as Custodian under the Uniform Gifts to Minors Act. Mr. Belcher disclaims any beneficial interest in such shares which are not counted above. Includes 15,000 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000.
(9) Includes 2,399,691 shares held by trusts of which Mr. Belcher, Jr. is a co-trustee. The other co-trustees of said trusts are as follows: (a) trusts holding a total of 48,000 of such shares--individuals having no affiliation with the Company; (b) trusts holding 1,226,699 of such shares--Mr. Vail and an individual having no affiliation with the Company; and (c) a trust holding 24,000 of such shares--Mrs. Sara B. Wardell, a Director of the Company. In each case, the co-trustees are empowered to make all decisions in respect of the shares, including the voting and disposition thereof. Also, Mr. Belcher, Jr. is one of three trustees of the ESOP. Mr. Belcher, Jr. has an interest under the ESOP in 7,710 shares. The other trustees are Mr. Yvan Dupuy and Mr. Richard Roob, each of whom is a Director of the Company. Mr. Belcher, Jr.'s wife owns 8,472 shares which are not counted above, and in which he disclaims any beneficial interest. Includes 3,000 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000.
(10) Includes 282,678 shares owned by Bergmann Enterprises Limited Partnership of which Mr. Bergmann, Jr. is the managing general partner. Also includes 12,528 shares held by a trust of which Mr. Bergmann, Jr. is a co-trustee with Mrs. Charles H. Bergmann, Jr. and a trust holding 11,916 shares held by a trust of which Mr. Bergmann, Jr. is a co-trustee with his son. Mrs. Bergmann, Jr. is a trustee with their son of a trust holding 24,192 shares which are not counted above, and in which Mr. Bergmann, Jr. disclaims any beneficial interest. Includes 6,000 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000.
(11) Includes 6,000 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000.
(12) Includes 148,248 shares held by a trust of which Mr. Gerald W. Moore is the sole trustee. The trustee is empowered to make all decisions in respect of the shares, including the voting and disposition thereof.

    Includes 6,000 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000.
(13) Includes 1,039,824 shares held by a trust of which Mr. John C. Moore, Jr. is a co-trustee with his uncle and two cousins. The co-trustees are empowered to make all decisions in respect of the shares, including the voting and disposition thereof. Includes 6,000 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000.
(14) Includes 6,000 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000.
(15) Includes 176,927 shares held by trusts of which Mrs. Wardell is a co-trustee. The other co-trustees of said trusts are as follows: (a) a trust holding 57,600 of such shares--Mr. Roob and Mr. Vail; (b) a trust holding 72,000 of such shares--Mr. Vail; (c) a trust holding 24,000 of such shares--Mr. Belcher, Jr.; (d) a trust holding 23,127 of such shares--a bank; and (e) a trust holding 200 of such shares--an individual having no affiliation with the Company. Mrs. Wardell's adult daughter owns 82,083 shares which are not counted above, and in which she disclaims any beneficial interest. Mrs. Wardell's husband owns 400 shares which are not counted above, and in which she disclaims any beneficial interest. Includes 6,000 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000.
(16) Includes 1,485,599 shares held by trusts of which Mr. Vail is a co-trustee. The other co-trustees of said trusts are as follows: (a) trusts holding 1,226,699 of such shares--Mr. Belcher, Jr. and an individual having no affiliation with the Company; (b) a trust holding 57,600 of such shares--Mr. Roob and Mrs. Wardell; (c) a trust holding 72,000 of such shares--Mrs. Wardell; (d) a trust holding 100,800 of such shares--an individual having no affiliation with the Company; (e) a trust holding 24,000 of such shares--an individual having no affiliation with the Company; and (f) a trust holding 4,500 of such shares--an individual having no affiliation with the Company and a retiree of the Company. The co-trustees are empowered to make all decisions in respect of the shares, including the voting and disposition thereof. Also includes 3,423 shares in which Mr. Vail has an interest under the ESOP. Mr. Vail's wife owns 600 shares which are not counted above, and in which he disclaims any beneficial interest. Includes 39,750 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000.
(17) Includes 18,875 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000. Also includes 362 shares in which Mr. Abrams has an interest under the ESOP.
(18) Includes 15,375 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000. Also includes 3,836 shares in which Mr. Bonner has an interest under the ESOP.
(19) Includes 10,500 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000. Also includes 171 shares in which Mr. Devine has an interest under the ESOP.
(20) Includes 5,475 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000. Also includes 860 shares in which Ms. Glaccum has an interest under the ESOP.
(21) Includes 7,800 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000. Also includes 2,777 shares in which Mr. Henderson has an interest under the ESOP.
(22) Includes 14,250 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000. Also includes 1,819 shares in which Mr. Rafferty has an interest under the ESOP.
(23) Includes 13,875 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000. Also includes 785 shares in which Ms. Singer has an interest under the ESOP.
(24) Includes 10,875 shares issued under the stock option plans of the Company, which are exercisable on or within 60 days after November 8, 2000. Also includes 171 shares in which Mr. Zeh has an interest under the ESOP.

  Richard Roob has been the Chairman of the Board of Directors since 1984 and was the Chief Executive Officer of the Company from 1996 until April 2000. He has been a director of the Company since 1979.

  Yvan Dupuy has been the Chief Executive Officer of the Company since April 2000, and was the President and Chief Operating Officer since 1996. Prior to that time, he was the Senior Vice President of the Company from 1995 to 1996 and the Vice President of Sales and Marketing of the Company from 1988 to 1995. Mr. Dupuy has been a member of the Board since 1990.

  Charles C. Vail has been the Senior Vice President of the Company since April 1997 and a Vice President of the Company since 1988. Mr. Vail has been a member of the Board since 1986.

  Benjamin M. Belcher, Jr. retired as Executive Vice President of the Company, in which position he served from 1991 to 1998. He has been a member of the Board since 1975.

  Ward C. Belcher retired as the Vice President--Operations of the Company effective as of December 31, 1999, in which position he served from 1989. He been a member of the Board since 1988.

  Charles H. Bergmann, Jr. is the Managing Partner of Bergmann Enterprises Ltd. Partnership, an investment partnership and a consultant to Wealth Management, LLS, personal financial advisors in Appleton, Wisconsin. He was the Director of Communications for the Alto Dairy Cooperative, a dairy products manufacturer in Wapun, Wisconsin from 1989 to 1999. Mr. Bergmann has been a member of the Board since 1996.

  Frederick J. Costello is a retired executive from the Union Carbide Corporation, a chemicals corporation. He served as the President of the Solvents and Coatings Materials Division of Union Carbide Corporation from 1989 until he retired in 1993. He has been a member of the Board since 1997.

  Gerald W. Moore is a retired business executive and has been a private investor from 1989 to the present. He has been a member of the Board since 1994.

  John C. Moore, Jr. retired in 1999 from Electronic Data Systems, where he provided management consulting and technology planning from 1985 until 1999. Mr. Moore has been as a member of the Board since 1994.

  Robert H. Mundheim has been of counsel to Shearman & Sterling, a law firm, since 1999. Prior to that, he served as the Senior Vice President and General Counsel of Salomon Smith Barney Holdings, Inc. from December 1997 through December 1998. Prior to that, he was the Executive Vice President and General Counsel of Salomon Inc., a predecessor of Salomon Smith Barney Holdings, Inc. from 1992 to 1997. Mr. Mundheim has been a member of the Board since 1997.

  Sara B. Wardell was the Managing Director of the Scoville Memorial Library in Salisbury, Ct. from 1978 to 1993 and since then has been a library consultant. She has been a member of the Board since 1987.

  All of the executive officers of the Company, except for Ms. Singer, Messrs. Devine and Zeh and Dr. Abrams have, during a period in excess of the past five years, been actively engaged in the business and affairs of the Company in various senior management capacities.

  Dr. Abrams was elected Vice President--Operations in November 1999 and had been promoted to Director of Operations in September 1999. From 1997 through 1999, Dr. Abrams was Director of Manufacturing after having been named Director of Planning in March 1997 and, from 1995 to 1997, he was a consultant for Technical Coatings. He joined the Company in 1995 from Gilman Brothers Paint Co., of which he was an owner.

  Mr. Devine joined the Company in November 1998 as Vice President--Finance and Chief Financial Officer. Prior to his joining the Company, he was Vice President of Finance and Chief Financial Officer of the Dannon Company since 1992.

  Ms. Singer was elected Vice President--Marketing in February 1998 and had been the Director of Marketing of the Company since January 1997 and the Corporate Marketing Manager from 1995 until 1996. Prior thereto, she was Business Director of Nabisco Foods Group from 1987 until 1995.

  Mr. Zeh joined the Company in June 1998. Prior to his joining the Company, he was formerly employed by ICI Paints as Vice President and General Manager of ICI Paints Canada, Inc. from 1995 through 1998. Prior to that he was a Vice President at Devoe.

  Mr. Henderson has been Treasurer of the Company since November 1996. He joined the Company in 1975.

  Mr. Rafferty was Associate General Counsel of the Company from 1988 until 1989; General Counsel and Assistant Secretary from 1989 until 1991 and Secretary and General Counsel from 1991 until April 27, 2000. Since April 27, 2000 to date, he has been Secretary and Counsel.

  Ms. Glaccum was elected as General Counsel of the Company in April 2000 and had been the General Counsel--Commercial Affairs since April 1998, the Assistant General Counsel from 1996 to 1998 and the Corporate Attorney from 1993 to 1996. Prior thereto, she was general counsel to Meehan--Tooker Inc., a commercial printing company from 1989 to 1993.

Committees of the Board of Directors

  The Company has an Executive and Finance Committee, an Audit Committee, a Compensation Committee, a Governance Committee and a Retirement Income Plan Investment Committee, and, in 1999, the Company had a Stock Option Committee. The Executive and Finance Committee may exercise all powers of the Board with certain exceptions as required by law. The Audit Committee functions include recommending to the Board the engagement of the independent public accountants for the Company, reviewing with the independent public accountants the plan and results of the audit engagement, considering the effect of any non-audit services upon the independence of the accountants, approving the fees for audit and non-audit services, and reviewing with the independent public accountants certain internal accounting controls. The Compensation Committee is responsible for the approval of the Company's performance bonus plan and for compensation arrangements for each executive officer named in the Summary Compensation Table appearing below and the Compensation Committee reviews and approves performance goals for senior executives. The Governance Committee, among other things, evaluates and recommends candidates for election to the Board and assesses the performance of directors. The Stock Option Committee administers the Company's Stock Option Plans. The Retirement Income Plan Investment Committee oversees the management of the Company's pension plan invested assets.

  During 1999, there were five meetings of the Board, three meetings of the Audit Committee, four meetings of the Executive and Finance Committee, seven meetings of the Compensation Committee, four meetings of the Governance Committee, three meetings of the Stock Option Committee and three meetings of the Retirement Income Plan Investment Committee. Each Director of the Company attended at least 75% of the meetings of the Board and the Committee or Committees of which such person was a member.

Director Compensation

  Fees. Directors of the Company ("Directors") who are employees of the Company receive no fees for their services as Directors. Directors who are not employees of the Company receive an annual retainer of $24,000 plus $2,000 for each meeting of the Board and $1,000 for each Board Committee meeting attended. In addition, the Chairperson of each Board Committee is paid a $5,000 annual retainer and each Committee member is paid a $3,000 annual retainer. Expenses for attending meetings are also reimbursed.

  Options. In accordance with the provisions of the 1998 Stock Incentive Plan, stock options covering 3,000 shares are granted each year to each non-employee Director under the provisions of such Plan.

  Common Stock Equivalents. The Company has a Directors Deferred Compensation Plan. Pursuant to such Plan a non-employee Director may elect, prior to the commencement of the next calendar year, to have all or a portion of his or her retainer fee and all or a portion of his or her meeting fees credited to a deferred compensation account. This account, which is carried in the form of stock equivalent units of the Company's Common Stock and dividends credited thereon, is paid out in a lump sum cash payment on or before the last day of the calendar month following the calendar month upon which he or she ceases to be a Director of the Company.

Executive Compensation

  The following table sets forth information for each of the last three fiscal years concerning the compensation earned by the Company's Chief Executive Officer and each of the other four most highly compensated executive employees of the Company during 1999 who were executive officers of the Company as of the end of such fiscal year.

                          Summary Compensation Table

                                                             Long-Term
                                                            Compensation
                                                               Awards
                                                            ------------
                                                             Securities
                                               Other Annual  Underlying   All Other
Name and Principal             Salary   Bonus  Compensation   Options    Compensation
Position                  Year ($)(1)  ($)(2)     ($)(3)       (#)(4)       ($)(5)
------------------        ---- ------- ------- ------------ ------------ ------------
Richard Roob............  1999 660,000 467,708     2,582       54,000        2,298
Chairman of the Board of  1998 633,000 296,781     3,730       60,000        2,173
 Directors
and Chief Executive
 Officer                  1997 609,500 160,000     4,782            0        2,239

Yvan Dupuy..............  1999 422,506 252,925    14,247       54,000        2,298
President and             1998 378,000 160,503    12,579       60,000        2,173
Chief Operating Officer   1997 349,992 101,750     5,818            0        2,239

Charles C. Vail.........  1999 254,262 108,173    18,862       27,000        2,298
Senior Vice President     1998 245,634  61,999    16,766       30,000        2,173
                          1997 235,624  42,398    10,680            0        2,239

Donald E. Devine II(6)..  1999 240,001 110,521     7,863       42,000        2,298
Vice President--Finance   1998  35,701       0         0            0      100,000
 and
 Chief Financial Officer

Ward C. Belcher(7)......  1999 216,500  73,695     9,171            0        2,298
Vice President            1998 213,750  53,972     8,437       15,000        2,173
 Operations
                          1997 211,000  34,637     4,782            0        2,239

--------
(1) Salary includes amounts deferred pursuant to salary reduction elections made under the Company's Deferred Savings and Investment Plan (a "401(k) Plan") which did not have a Company matching contribution in the years shown.
(2) See the discussion below under the caption "Annual Incentives".
(3) Includes only imputed income pursuant to the Internal Revenue Code of 1986 with respect to promissory notes without stated interest delivered in partial payment for the purchase of Common Stock under the Employees' Stock Purchase Plan. See the caption "Promissory Notes" below.
(4) Adjusted for the July 1, 1999, 3-for-1 stock split. For additional information on the options granted in 1999, see the caption "Option Grants in 1999" below.
(5) All Other Compensation includes the fair market value of shares allocated in respect of the indicated years under the Company's ESOP. The 1998 amount for Mr. Devine is a signing bonus.
(6) Mr. Devine commenced employment with the Company in November 1998.
(7) Mr. Belcher retired as an employee with the Company effective as of December 31, 1999. For information on his early retirement agreement with the Company, see the Section of this Information Statement captioned "-- Early Retirement Agreement".

Early Retirement Agreement

  The Company entered into an early retirement agreement with Mr. Ward C. Belcher who retired effective December 31, 1999. Under this agreement the Company will continue to pay Mr. Ward C. Belcher his base salary at an annual rate of $216,500 through November 30, 2001. His benefits under the Company's welfare benefit plans will continue through that date or until he obtains subsequent employment, if earlier. He will also accrue benefits under the Company's Supplemental Executive Retirement Income Benefit Plan until November 19, 2001, at which time he will attain the age of 55. Mr. Belcher will continue to be eligible for 60% of his targeted award under the Company's Long-Term Compensation Program. In addition, options that were granted in 1998 to Mr. Belcher became vested and exercisable on December 31, 1999 under his early retirement agreement.

  In the event a Change in Control (as defined in the Senior Executive Severance Protection Plan) occurs before December 1, 2001, pursuant to Mr. Belcher's early retirement agreement, Mr. Belcher will be entitled to receive a lump sum payment equal to $649,500 less the amount of base salary paid to him since his retirement. See the Section of the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements--Arrangements with Executive Officers, Directors or Affiliates of the Company--Early Retirement Agreement with Ward C. Belcher", which section and the exhibit referenced therein is incorporated herein by reference.

Revised Retirement Income Plan and Excess Benefit Plan

  The following table shows, as of December 31, 1999, estimated annual benefits payable upon retirement at age 65 under the Company's Revised Retirement Income Plan (the "Retirement Plan") assuming that an employee would be entitled to receive benefits under the Retirement Plan provisions which would yield the largest benefit.

                              PENSION PLAN TABLE

                                   YEARS OF CREDITED SERVICE
  Highest Average     ----------------------------------------------------------
    salary Over         10        20        30        35        40        45
3 Consecutive Years    years     Years     Years     Years     Years     Years
-------------------    -----     -----     -----     -----     -----     -----
     $200,000          28,134    56,268    84,402    98,468   113,468   128,468
      250,000          35,634    71,268   106,902   124,718   143,468   162,218
      300,000          43,134    86,268   129,402   150,968   173,468   195,968
      350,000          50,634   101,268   151,902   177,218   203,468   229,718
      400,000          58,134   116,268   174,402   203,468   233,468   263,468
      450,000          65,634   131,268   196,902   229,718   263,468   297,218
      500,000          73,134   146,268   219,402   255,968   293,468   330,968
      550,000          80,634   161,268   241,902   282,218   323,468   364,718
      600,000          88,134   176,268   264,402   308,468   353,468   398,468
      650,000          95,634   191,268   286,902   334,718   383,468   432,218
      700,000         103,134   206,268   309,402   360,968   413,468   465,968

  The maximum number of years of credited service under the Retirement Plan is capped at 35 years except for employees hired prior to January 1, 1970.

  Under the Company's Retirement Plan, which is a non-contributory, qualified, defined benefit plan, the Company makes actuarially determined annual contributions on behalf of most of its United States employees who have completed at least one year of service with the Company. As of December 31, 1999, Messrs. Roob, Dupuy, Vail, Devine and W. C. Belcher had respectively 23, 23, 16, 1 and 28 years credited service under the Plan. The compensation covered by the Retirement Plan is that described under the "Salary" column of the Summary Compensation Table. Benefits shown in the Pension Plan Table are computed on the basis of a straight life annuity and are not subject to offset for Social Security. To the extent that an employee's retirement benefit as computed in accordance with the Plan exceeds maximum amounts permitted under the Internal Revenue Code of 1986, the difference will be paid by the Company under the Company's unfunded Excess Benefit Plan approved by the Board which provides a compensating non-qualified annual retirement supplement.

Supplemental Executive Retirement Plan

  In 1996 the Company established a non-qualified Supplemental Executive Retirement Income Benefit Plan. This Plan is designed to equalize benefits for certain senior executives. The Compensation Committee has been authorized to select the participants in this Plan. Messrs. Roob, Dupuy, Abrams and Vail are participants and Mr. Ward C. Belcher is a participant from December 31, 1999 until November 19, 2001.

  The following table shows, as of December 31, 1999, estimated annual benefits payable upon retirement at age 65 under the Supplemental Executive Retirement Income Benefit Plan.

          SUPPLEMENTAL EXECUTIVE RETIREMENT INCOME BENEFIT PLAN TABLE

                                          Years Of Credited Service
  Highest Average               ------------------------------------------------------------------------------
    Salary Over                   15                            20                            25
3 Consecutive Years              Years                         Years                         Years
-------------------              -----                        -------                       -------
     $200,000                    90,000                       100,000                       107,500
      250,000                   112,500                       125,000                       134,375
      300,000                   135,000                       150,000                       161,250
      350,000                   157,500                       175,000                       188,125
      400,000                   180,000                       200,000                       215,000
      450,000                   202,500                       225,000                       241,875
      500,000                   225,000                       250,000                       268,750
      550,000                   247,500                       275,000                       295,625
      600,000                   270,000                       300,000                       322,800
      650,000                   292,500                       325,000                       349,375
      700,000                   315,000                       350,000                       376,250

  The maximum number of years of credited service under the Supplemental Executive Retirement Income Benefit Plan is 25 years. As of December 31, 1999, Messrs. Roob, Dupuy and Vail had respectively 23, 23 and 16 years of credited service. The compensation covered by this Plan is that described under the "Salary" column of the Summary Compensation Table. Benefits shown in the Supplemental Executive Retirement Income Benefit Plan Table are computed on the basis of a straight life annuity and are subject to offset by the participant's benefits under the Retirement Plan and the Excess Benefit Plan and the participant's primary Social Security benefit. Upon a participant's termination of employment following a change in control the benefit under this Plan will become fully vested and the actuarial equivalent of the benefit will be paid within 30 days in a lump sum.

Promissory Notes

  The following officers and Directors of the Company were indebted to the Company in amounts greater than $60,000 since January 1, 1999 under full recourse promissory notes without stated interest delivered in partial payment for the purchase of Common Stock of the Company under the Employees' Stock Purchase Plan. One of the promissory notes bears interest at the rate of 5.5 percent per annum and it was given for the purchase of shares under the 1993 Stock Option Plan by Mr. Dupuy. In addition, Mr. Dupuy was also indebted to Benjamin Moore & Co. under a full recourse promissory note without stated interest given in connection with the purchase of Common Shares of Benjamin Moore & Co., Limited on February 13, 1992. The highest amounts outstanding under such notes for such persons since January 1, 1999 and the amounts outstanding at March 3, 2000 were as follows:

                                             Since January 1,
                                                   1999        At March 3, 2000
                                             ----------------- -----------------
                                               With   Without    With   Without
                                             Interest Interest Interest Interest
                                             -------- -------- -------- --------
   Denis S. Abrams.......................... $   -0-  $373,148 $   -0-  $329,339
   Ward C. Belcher..........................     -0-   116,400     -0-   104,431
   Michael A. Bonner........................     -0-   159,564     -0-   129,132
   Donald E. Devine II......................     -0-   194,266     -0-   177,930
   Yvan Dupuy...............................  73,260   236,242  64,074   193,808
   James E. Henderson.......................     -0-   123,447     -0-   108,855
   John T. Rafferty.........................     -0-    73,802     -0-    40,905
   Ellen L. Singer..........................     -0-   116,400     -0-   103,382
   Charles C. Vail..........................     -0-   264,462     -0-   227,032
   Maurice C. Workman.......................     -0-   109,707     -0-    70,975
   Bruce E. Zeh.............................     -0-   117,369     -0-    99,706

  The foregoing amounts represent the aggregate principal balances outstanding under the promissory notes. The purchase of the Company's Common Stock generally occurred on (a) January 1, 1991, (b) May 27, 1994 and (c) May 8, 1998, at the then current fair value as determined in accordance with the terms of the Employees' Stock Purchase Plan. As noted above, Mr. Dupuy also exercised an option under the 1993 Stock Option Plan and purchased Common Shares of Benjamin Moore & Co., Limited. All of the promissory notes are secured by the shares to which they relate. On and after January 1, 1991, all purchases under the Employees' Stock Purchase Plan under full recourse promissory notes have been made without stated interest on the notes. For information on the amounts outstanding under the promissory notes as of November 8, 2000, see the Section of the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements--Arrangements with Executive Officers, Directors or Affiliates of the Company--Promissory Notes", which section is incorporated herein by reference.

Compensation Committee Interlocks and Insider Participation

  The following persons, who are non-employee Directors, serve as members of the Compensation Committee, which establishes the compensation of the Company's senior executives named in the Summary Compensation Table above:
Charles H. Bergmann, Jr., Frederick J. Costello, Gerald W. Moore and Robert H. Mundheim. This Committee was originally named the Compensation and Stock Option Plan Committee and the name was changed to the Compensation Committee in September 1999; however, the members of this Committee were the same from 1999 to date. None of the named members of this Committee has been at any time an officer or employee of the Company or any of its subsidiaries. Shearman & Sterling, a law firm, performed legal services for the Company in 1999 and in 2000. Mr. Robert H. Mundheim currently is of counsel to Shearman & Sterling.

Report on Executive Compensation

  The executive compensation program of the Company is administered by the Compensation Committee of the Board of Directors. For fiscal year 1999, this Committee consisted of Charles H. Bergmann, Jr., Frederick J. Costello, Gerald
W. Moore and Robert H. Mundheim.

  All compensation decisions of the Compensation Committee, including those for the Chief Executive Officer, take into account individual services rendered, level and scope of responsibility, experience, an evaluation of overall Company performance, the need for motivation and retention of executives of outstanding abilities, internal equity, and the requirement to be competitive. Additional consideration is given to the compensation structures of corporations in the same or similar lines of business as the Company as well as a number of those in other lines of business. Survey data is used to assist in this evaluation. Within this framework and with input from management, the Compensation Committee makes a subjective judgment about the salary of the Chief Executive Officer and the other senior executives of the Company.

  Base Salary. The Company has a philosophy of providing a level of base compensation or salary that allows the Company to attract, retain and reward the talent needed to maintain its leading position in the coatings business. The Company carefully reviews the performance of employees in determining annual compensation increases. This performance evaluation is made by the various levels of management. All compensation increases for the five senior executives of the Company appearing in the Summary Compensation Table are reviewed and approved by the Compensation Committee.

  Annual Incentives. An annual incentive program was adopted by the Company effective January 1, 1993. It is intended to create a positive link between annual performance and annual incentive compensation. The program has two broad components: a general individual incentive portion and a management incentive plan. Incentive payments under the individual incentive portion of this program for 1999 were made to those employees who were not participants in the management incentive award program or the sales representative incentive program. For 1999 the incentive payment threshold was the achievement of a specified level of increase in net income and revenues of the Company. The Compensation Committee reviewed and approved incentive opportunities for 1999 corresponding with the performance required to achieve increasing levels of net income and revenues under the Company's annual and strategic plan. Target incentive opportunities were established under the individual incentive portion of this program as an increasing percentage of base salary directly related to the level of increase of net income and revenues. This opportunity was designed to foster a team based approach to collaborative working decisions and individual as well as Company achievement. Individual awards were made according to each employee's performance against set goals.

  The Compensation Committee decided that under the 1999 management incentive award program incentive payments should be made for overall financial and operating performance throughout the year. The amount of the payment under the management incentive award program for each executive officer of the Company named in the Summary Compensation Table was determined by the provisions of the annual incentive program and was approved by the Compensation Committee. Since an increase in net income and revenues was used to determine the amount of the annual incentive, the program was positively correlated with the performance of the Company. The incentive payment to the Chief Executive Officer, Richard Roob, in 1999 reflects the fact that the actual financial results of the Company were significantly higher in 1999 than 1998.

  In addition, in recognition of the Company's outstanding performance in 1999, a special bonus amounting to the equivalent of two weeks' base salary was paid at the end of January 2000 to all active, regular full-time and regular part-time employees, including all of the Company's executive officers, who had been with the Company for over one year and who were employed as of December 31, 1999.

  Long Term Incentives. The Company's long-term incentive philosophy is that long-term incentives should be related to increases in long-term shareholder value so as to create a common interest among the Company, employees and shareholders. To further this objective the Company provides a three component opportunity of long-term incentives for many employees. The first is the opportunity to purchase Common Stock through the Employees' Stock Purchase Plan. This Plan is generally available to employees who have more than five years of service with the Company. The second opportunity is through the ESOP. In 1999, all employees of the Company with one year of service participated in this Plan. Lastly, the Compensation Committee in 1998 approved the establishment of a long-term compensation program for senior leadership and key management employees.

  Stock Purchases. An Employees' Stock Purchase Plan, which is administered by the Executive and Finance Committee of the Board of Directors, was approved by the shareholders of the Company on April 20, 1978. This was a continuation of the original plan established in 1937. It permits the purchase of shares of Common Stock at fair value. It is believed that stock ownership aligns the interests of employees and shareholders of the Company. For a summary of the indebtedness to the Company under this Plan of officers and Directors of the Company, see the discussion above under the heading "Promissory Notes".

  Employees' Stock Ownership Plan. The Company has maintained an Employees' Stock Ownership Plan (the "ESOP") which is a tax-qualified plan covering substantially all of its United States employees. Under the terms of this Plan, the Board of Directors of the Company is authorized to make contributions from time to time out of the profits or retained earnings of the Company to the Plan Trust fund; such contributions to be in an amount and in the form of cash or shares of Common Stock as determined by the Board of Directors in its sole discretion. Contributions, which are deductible expenses for income tax purposes, are allocated annually to the participants in the Plan in the ratio that the eligible compensation of each bears to the aggregate eligible compensation of all such participants. In 1999 the Company contributed to the Plan Trust fund an amount necessary to complete the loan payment due on a loan made on June 30, 1989, which was used to purchase shares for the ESOP. Effective December 31, 1999, the Company merged the ESOP into its Deferred Savings and Investment Plan described below.

  Deferred Savings and Investment Plan. This plan, which is a tax-qualified 401(k) plan covering substantially all of the Company's United States employees, allows employees to elect to defer up to 12% of their compensation, subject to the annual Internal Revenue Service limits on employee salary reduction deferrals. Participants may choose among several investment funds for their elective deferrals. Effective January 1, 2000, the Company will provide for a matching contribution in the form of Common Stock equal to 50% of the elective deferrals up to 4% of the participant's compensation for any participant employed on December 31 of a year starting December 31, 2000. The Company will also contribute an amount equal to 1% of compensation for 2000. These matching contributions are designed to replace contributions previously made to the ESOP. The ESOP was merged with the Deferred Savings and Investment Plan as of December 31, 1999. As a result, the Deferred Savings and Investment Plan will be comprised of both a 401(k) portion and an ESOP portion.

  Long-Term Compensation Program for Senior Leadership Group and Key Management. This program is a multiyear incentive program adopted in 1998 by the former Compensation and Stock Option Plan Committee that targets the achievement of four-year sales and net profit goals. The principal incentive feature is the award of stock options by the Stock Option Committee to approximately 45 senior managers, including the executive officers named in the Summary Compensation Table. There is also a cash bonus feature which calls for a cash payment to senior executives based upon cumulative sales and earnings over the four-year period 1998 through 2001. It is designed to facilitate part of the cash requirements needed by option holders to exercise their options.

  The Compensation Committee believes stock options, which are granted by the Stock Option Committee, encourage and reward efforts that result in corporate financial success over the long term as measured by stock price appreciation. Employees receiving grants benefit if shareholders benefit through appreciation in the post-grant value of the shares of Common Stock. The 1993 Stock Option Plan of the Company was approved by the shareholders on April 15, 1993 and the 1998 Stock Incentive Plan was approved by the shareholders on April 16, 1998. Future grants may only be made under the 1998 Stock Incentive Plan.

  Policy Regarding Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code generally limits the corporate deduction for compensation paid to an employee who on the last day of fiscal years beginning on or after January 1, 1994 is either the chief executive officer or among the four most highly compensated officers other than the chief executive officer to $1 million, except for qualified performance-based compensation. Options that have been granted under the Company's Stock Option Plans are designed to qualify as performance-based compensation under regulations issued by the Internal Revenue Service. The Compensation Committee as a general rule intends to take such action as it deems appropriate to preserve the tax deductibility of compensation paid by the Company to the extent practicable and so long as this objective is consistent with providing fair, competitive and rewarding compensation consistent with performance. In the case of Mr. Roob it was the Compensation Committee's judgment that, notwithstanding the limitation of
Section 162(m), his compensation was appropriate to his level of responsibility within the Company, the Company's financial performance in 1999 and Mr. Roob's leadership.

Compensation Committee

Charles H. Bergmann, Jr.   Frederick J. Costello    Gerald W. Moore
Robert H. Mundheim

Option Grants in 1999

  The following table shows all individual grants of stock options under the Company's 1998 Stock Incentive Plan to the named executive officers of the Company during calendar year 1999, which was the Company's fiscal year. The Company has not granted any stock appreciation rights ("SARs"). These option grants were made by the Stock Option Committee.

                                                                                 Potential
                                                                            Realizable Value at
                                                                              Assumed Annual
                           Number of    Percent of                            Rates of Stock
                          Securities   Total Options                        Price Appreciation
                          Underlying    Granted to   Exercise or            for Option Term (3)
                            Options    Employees In  Base Price  Expiration -------------------
Name                     Granted(#)(1)  Fiscal Year   ($/SH)(2)     Date       5%       10%
----                     ------------- ------------- ----------- ---------- -------- ----------
Richard Roob............    54,000         14.5         28.00     3/5/2009  $952,560 $2,404,080
Yvan Dupuy..............    54,000         14.5         28.00     3/5/2009   952,560  2,404,080
Charles C. Vail.........    27,000          7.3         28.00     3/5/2009   476,280  1,202,040
Donald E. Devine II.....    15,000          4.0         27.86    1/25/2009   263,277    664,461
                            27,000          7.3         28.00     3/5/2009   476,280  1,202,040
Ward C. Belcher.........         0            0             0            0         0          0

--------
(1) The options were granted on March 5, 1999 (except for the 15,000 share option grant to Mr. Devine which was made on January 25, 1999) and become exercisable in four equal installments on each of the first, second, third and fourth anniversaries of the date of the grant. In the event of a change in control of the Company, all options outstanding as of such date shall become immediately and fully exercisable. The number of shares reflect the July 1, 1999, 3-for-1 stock split.
(2) The option exercise or base price per share is the fair value of a share of Common Stock based on the valuation determined by Management Planning, Inc., 101 Poor Farm Road, Princeton, New Jersey 08540, an independent consulting firm retained since April 1988 to calculate the current fair value of the Common Stock on a weekly basis.
(3) As required by the rules of the Securities and Exchange Commission, potential values stated are based on the hypothetical assumption that the Company's Common Stock will appreciate in value from the date of grant to the end of the option term (ten years from the date of grant) at annualized rates of 5% and 10% (total appreciation of 63% and 159%), respectively. They are not intended to forecast future appreciation, if any, in the price of the Company's Common Stock. The total of all stock options granted to employees, including executive officers, during 1999 covering 372,300 shares was less than 1.4% of total shares outstanding at December 31, 1999. For this reason, the potential realizable value of such options for all optionees under the prescribed assumptions is less than 1.4% of the potential realizable value of all shareholders for the same period under the same assumptions.

Long-Term Incentive Plan--Awards in Last Fiscal Year

  There were no cash awards under the Company's Long-Term Compensation Program in calendar year 1999, the last fiscal year. Awards made in 1998 are dependent upon achievement of sales and net profit goals over the four-year period from 1998 through 2001.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

  The following table provides information concerning option exercises in the last fiscal year, which is calendar year 1999 and the value of unexercised options held by the executive officers named in the Summary Compensation Table at the end of the last fiscal year. The Company has not granted any SARs.

                                                    Number of Securities
                             Number                Underlying Unexercised    Value of Unexercised in
                            of Shares      Year       Options At Fiscal       the Money Options at
                         Acquired on (#) Realized       Year End (#)         Fiscal Year End ($)(2)
Name                        Exercise      ($)(1)  Exercisable/Unexercisable Exercisable/Unexercisable
----                     --------------- -------- ------------------------- -------------------------
Richard Roob............          0            0        45,000/99,000            141,900/79,380
Yvan Dupuy..............      6,000       12,000        27,000/99,000             65,400/79,380
Charles C. Vail.........          0            0        25,500/49,500             83,700/39,690
Donald E. Devine II.....          0            0             0/42,000                  0/30,240
Ward C. Belcher.........          0            0             33,000/0                  90,900/0

--------
(1) The figures presented in this column have been calculated based upon the difference between the fair value of a share of Common Stock as determined by Management Planning, Inc. on the date of exercise and its exercise price.
(2) Values stated are based on the difference between the option exercise or base price per share and the fair value of a share of Common Stock on December 31, 1999 of $28.67 per share, as determined by Management Planning, Inc., multiplied by the number of in-the-money options outstanding. Such price as of March 3, 2000 was also $28.67 per share.

  Severance Arrangements. The Company has adopted a Senior Executive Severance Protection Plan (the "Severance Plan") covering designated employees of the Company (including each of the executive officers appearing in the Summary Compensation Table). Under the Severance Plan, a covered executive will be entitled to specified severance benefits if he or she is terminated within two years after a Change in Control (as defined in the Severance Plan) by the Company other than for Cause (as defined in the Severance Plan) or by the executive for Good Reason (as defined in the Severance Plan but generally including an adverse change in the executive's position, a reduction in salary or certain benefits or a relocation of the Company's offices more than 25 miles.) The severance benefits include a lump sum equal to three times the executive's base salary, a pro-rata annual bonus for the year in which the termination occurs and the continuation of certain health and welfare benefits for three years following termination. The Severance Plan was amended in 1999 to provide that additional payments will be made to terminated participants following a Change in Control of the Company if the participant's severance benefits are subjected to adverse excise tax under Section 4999 of the Internal Revenue Code of 1986. However, where a severance payment reduction of less than $25,000 would eliminate the excise tax on Change in Control related payments to the participant, the severance benefits would be reduced so that there would be no excise tax payment.

Performance Graph

  The following line graph compares the Company's cumulative total shareholder return on its Common Stock with the cumulative total return of (i) the Standard & Poor's 500 Stock Index which is a broad based widely used index useful for comparison purposes and (ii) a Peer Group of five publicly traded companies in the coatings business. The companies in the Peer Group are Lilly Industries, Inc., Pratt & Lambert United, Inc. through 1995 since it was acquired by The Sherwin-Williams Company in January 1996, RPM, Inc., The Sherwin-Williams Company and The Valspar Corporation. All returns assume that $100 was invested on December 31, 1994 and that all dividends were reinvested, and all returns are weighted on the basis of market capitalization at the beginning of each year of measurement. The stock prices for the Common Stock of Benjamin Moore & Co. are the fair values as determined by Management Planning, Inc.


Section 16(a) Beneficial Ownership Reporting Compliance

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and Directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership with the Securities and Exchange Commission. Executive officers, Directors and greater than ten-percent shareholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all
Section 16(a) forms they file.

  Based on review of the copies of such forms furnished to the Company, the Company believes that during the year 1999 all Section 16(a) filing requirements applicable to its executive officers, Directors and greater than ten-percent beneficial owners were met except that Mrs. Sara B. Wardell did not file a timely Form 4 reporting a total of 600 shares of Common Stock purchased by her husband.

                                 EXHIBIT INDEX

 Exhibit
   No.   Description
 ------- -----------
    1.   Letter to shareholders from Richard Roob and Yvan Dupuy dated November
         17, 2000.*

    2.   Agreement and Plan of Merger, dated November 8, 2000, by and among
         Parent, Purchaser and the Company.(1)

    3.   Shareholders Agreement, dated November 8, 2000, among Parent,
         Purchaser and certain shareholders of the Company signatories thereto.(1)

    4. Confidentiality Agreement, dated October 24, 2000, between the Company and Parent.

    5.   Benjamin Moore & Co. Senior Executive Severance Protection Plan.

    6.   Benjamin Moore & Co. Key Employee Severance Protection Plan.

    7.   Consulting Agreement with Richard Roob, dated November 8, 2000.

    8.   Early Retirement Agreement with Ward C. Belcher, dated December 7,
         1999.

    9.   Letter Agreement with Charles C. Vail, dated May 10, 2000.

   10.   Form of Severance Letter Agreement with Jan Bottcher, JoAnn Glaccum,
         Edward Klein, Allen Hagstrand and James Megin.

   11.   Benjamin Moore & Co. Stock Option Plan, adopted by shareholders on
         April 15, 1993.

   12. Benjamin Moore & Co. 1998 Stock Incentive Plan, adopted by shareholders on April 16, 1998.

   13.   Benjamin Moore & Co. Supplemental Executive Retirement Income Benefit
         Plan.

   14.   Opinion of J.P. Morgan dated as of November 8, 2000.*

   15.   Joint Press Release issued by Parent and the Company on November 8,
         2000.(2)

--------
(1) Incorporated by reference to the Form 8-K filed by the Company on November 9, 2000.
(2) Incorporated by reference to the Company's Schedule 14D-9, filed November 8, 2000.
 * Included in the copy of the Schedule 14D-9 mailed to the Company's shareholders.